Exhibit 99.6

10000106101829796

ARTICLES OF ARRANGEMENT

Business Corporations Act

(Alberta)

Sections 193

1. Name of Corporation:	2. Corporate Access Number:

Advantage Oil & Gas Ltd.	2013477126

3. In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated July 9, 2009 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Exhibit A (which is incorporated into and forms a part hereof), involving Advantage Energy Income Fund, Advantage Oil & Gas Ltd., 1469308 Alberta Ltd. and holders of trust units of Advantage Energy Income Fund shall be effected upon the filing hereof.

The Articles of Advantage Oil & Gas Ltd. are unamended by the Plan of Arrangement.

BURNET, DUCKWORTH & PALMER LLP

JUL 09 2009

FILED	/s/ [ILLEGIBLE]

Jay P. Reid	/s/ Jay P. Reid
Name of Person Authorizing (please print)	Signature

Solicitor	July 9, 2009
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

Update Plan of Arrangement - No Amendment - Proof of Filing

Alberta Amendment Date: 2009/07/09

Service Request Number:	13379818
Corporate Access Number:	2013477126
Legal Entity Name:	ADVANTAGE OIL & GAS LTD.
Legal Entity Status:	Active

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2007/09/05
Articles/Plan of Arrangement/Court Order	10000606101829727	2007/09/05
Other Rules or Provisions	ELECTRONIC	2007/09/05
Shares in Series	ELECTRONIC	2007/09/05
Consolidation, Split, Exchange	ELECTRONIC	2009/07/09
Articles/Plan of Arrangement/Court Order	10000806101829397	2009/07/09
Articles/Plan of Arrangement/Court Order	10000106101829796	2009/07/09

Registration Authorized By:	JAY P. REID
SOLICITOR

EXHIBIT A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of the Trust due June 30, 2010;

(b)	“7.50% Debentures” means the 7.50% convertible unsecured subordinated debentures of the Trust due October 1, 2009;

(c)	“7.75% Debentures” means the 7.75% convertible unsecured subordinated debentures of the Trust due December 1, 2011;

(d)	“8.00% Debentures” means the 8.00% convertible unsecured subordinated debentures of the Trust due December 31, 2011;

(e)	“8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of the Trust due June 30, 2009;

(f)	“ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(g)

“Advantage Debenture Assumption Agreement” means the agreement among the Debenture Trustee, Advantage and AOG to be entered into and become effective at the time set forth in this Arrangement, pursuant to which AOG will assume all the covenants and obligations of Advantage under the Debenture Indenture in consideration of the issuance of Plan Units by Advantage to AOG in a principal amount equal to the fair market value of the Debentures;

(h)

“Advantage Assumption of Liabilities Agreement” means the assumption of liabilities agreement between AOG and Advantage whereby Advantage assigns and sets over to AOG all of the liabilities and obligations of Advantage, actual and contingent, and AOG assumes and becomes liable to pay, satisfy, discharge, observe, perform and fulfill all of the liabilities and obligations of Advantage, actual and contingent;

(i)	“AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(j)	“AOG Note Conveyance” means the transfer, assignment and sale of the AOG Notes to AOG Subco in exchange for the AOG Subco Notes;

(k)	“AOG Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG Subco to be dated the Effective Date effecting the AOG Note Conveyance;

(l)	“AOG Notes” means the outstanding unsecured, subordinated promissory notes issued by AOG and held by the Trust;

(m)	“AOG NPI” means the 99% interest in AOG’s petroleum substances granted by AOG to Advantage pursuant to the AOG NPI Agreement;

(n)	“AOG NPI Agreement” means the royalty agreement dated as of June 24, 2006 between AOG and Advantage, as amended and restated from time to time;

(o)	“AOG Subco” means 1469308 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of AOG;

(p)

“AOG Subco Distribution of Assets and Assumption of Liabilities Agreement” means the distribution of assets and assumption of liabilities agreement between AOG and AOG Subco whereby AOG Subco distributes, assigns, transfers and sets over to AOG all of the undertaking, property, assets and rights, tangible and intangible of AOG Subco in consideration for the assumption and payment of the debts, liabilities and obligations of AOG Subco, actual and contingent, including the AOG Subco Notes;

(q)	“AOG Subco Note Conveyance” means the transfer, assignment and sale of the AOG Subco Notes to AOG in exchange for (1) one Common Share to Advantage;

(r)	“AOG Subco Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG to be dated the Effective Date effecting the AOG Subco Note Conveyance;

(s)

“AOG Subco Notes” means the unsecured, subordinated promissory notes of AOG Subco on such terms as agreed to by AOG Subco and the Trust having an aggregate principal amount equal to the fair market value of the AOG Notes transferred, assigned and sold to AOG Subco pursuant to the AOG Note Conveyance;

(t)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(u)	“Arrangement Agreement” means the agreement dated as of June 3, 2009 between the Trust and AOG with respect to the Arrangement and all amendments thereto;

(v)

“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(w)

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(x)

“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(y)	“Common Shares” means the common shares in the capital of AOG;

(z)	“Court” means the Court of Queen’s Bench of Alberta;

(aa)	“Debentureholders” means holders from time to time of the Debentures;

(bb)

“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among Advantage, AOG and the Trustee, except in respect of the 6.50% Debentures which is among Advantage, AOG and Valiant Trust Company as trustee;

(cc)	“Debenture Trustee” means Computershare Trust Company of Canada or Valiant Trust Company (as applicable), in its capacity as trustee under the Debenture Indenture;

(dd)	“Debentures” means, collectively, the 6.50% Debentures, 7.50% Debentures, 7.75% Debentures and 8.00% Debentures but specifically excludes the 8.75% Debentures;

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(ee)	“Depositary” means Computershare Investor Services Inc., or such other person as may be designated by AOG and set out in the Letter of Transmittal;

(ff)	“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Unitholders;

(gg)

“Dissenting Unitholders” means registered holders of Trust Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(hh)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(ii)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(jj)

“Final Order” means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk)

“Information Circular” means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units in respect of the Meeting;

(ll)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)

“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the Unitholders pursuant to which Unitholders are required to deliver certificates representing Units to receive the Common Shares issuable to them pursuant to the Arrangement;

(nn)	“Meeting” means the annual and special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(oo)	“Non-Resident” means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(pp)	“Plan Units” means the Units of Advantage issued pursuant to this Arrangement;

(qq)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(rr)	“Restricted Shares” means the restricted shares exercisable for Common Shares and issued pursuant to the RSPIP;

(ss)	“Restricted Unit Holders” means the holders of Restricted Units from time to time;

(tt)	“Restricted Units” means the restricted units exercisable for Trust Units under and issued pursuant to the RU Plan;

(uu)	“RSPIP” means AOG’s restricted share performance incentive plan;

(vv)	“RU Plan” means Advantage’s restricted unit incentive plan;

(ww)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company

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or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)	“Trust” or “Advantage” means Advantage Energy Income Fund, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta;

(zz)	“Trust Indenture” means the amended and restated trust indenture made as December 13, 2007 between the Trustee and AOG;

(aaa)	“Trust Unitholders” or “Unitholders” means holders of Trust Units;

(bbb)	“Trust Units” or “Units” means trust unit of the Trust; and

(ccc)	“Trustee” means Computershare Trust Company of Canada, as trustee under the Trust Indenture and the Debenture Indenture, as applicable.

1.2                                                                                 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                                                                                 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                                                                                 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                                                                                 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6                                                                                 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1                                                                                 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

The purpose of the Arrangement is to effect a reorganization and restructuring of the Trust in a manner that provides consistent and equitable treatment among Unitholders, Debentureholders and Restricted Unit Holders and maintains the business and goodwill of the Trust in AOG as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of Common Shares; (ii) provide for AOG to assume all of the obligations of the Trust for and under the Debentures; and (iii) provide for the Restricted Units to be converted into Restricted Shares to acquire an equivalent number of Common Shares.

2.2                                                                                 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

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2.3                                                                                 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Unitholders; (ii) Debentureholders; (iii) Restricted Unit Holders; (iv) the Trust; (v) AOG; and (vi) AOG Subco.

2.4                                                                                 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                                                                                 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Trust Indenture and Other Constating Documents

(a)                                  the Trust Indenture and other constating documents of Advantage shall be amended to provide for the transfer of the Units held by Dissenting Unitholders to Advantage and to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Dissenting Unitholders

(b)                                 the Trust Units held by Dissenting Unitholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Unitholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

AOG Notes Transfer

(c)                                  the AOG Note Conveyance Agreement shall be entered into and shall become effective and the AOG Notes shall be transferred, assigned and sold by the Trust to AOG Subco for fair market value and AOG Subco shall issue the AOG Subco Notes to the Trust in satisfaction of the purchase price for the AOG Notes pursuant to the AOG Note Conveyance;

AOG Subco Dissolution

(d)                                 AOG Subco shall be dissolved and the AOG Subco Distribution of Assets and Assumption of Liabilities Agreement shall be entered into and shall become effective and the AOG Subco Notes shall become a liability of AOG and the AOG Notes shall be cancelled;

Advantage Debenture Transactions

(e)                                  the Advantage Debenture Assumption Agreement shall be entered into and shall become effective and pursuant thereto AOG shall assume all the covenants and obligations of Advantage under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of AOG entitling the holders thereof, as against AOG, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, AOG shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(f)                                    Advantage shall issue Plan Units to AOG with a fair market value equal to the aggregate principal amount of the Debentures;

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Disposition of Trust Units

(g)                                 each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be surrendered for cancellation for consideration to be distributed under Article 3.1(l);

AOG Subco Notes Transfer

(h)                                 the AOG Subco Note Conveyance Agreement shall be entered into and shall become effective and the AOG Subco Notes shall be transferred, assigned and sold by the Trust to AOG in consideration of the issuance of one Common Share in satisfaction of the purchase price for the AOG Subco Notes pursuant to the AOG Subco Note Conveyance and the AOG Subco Notes shall be cancelled immediately thereafter;

AOG NPI Transfer

(i)                                     Advantage shall transfer the AOG NPI to AOG in consideration of the issuance of one Common Share to Advantage and the AOG NPI Agreement shall be terminated;

Reduction of Stated Capital of AOG

(j)                                     the stated capital of the Common Shares shall be reduced, without payment, by the amount equal to the fair market value of the Plan Units by distributing the Plan Units to Advantage and the Plan Units shall be cancelled;

Common Shares

(k)                                  all of the Common Shares issued and outstanding shall be changed into such number of Common Shares as is equal to the number of Trust Units issued and outstanding at the Effective Time;

Advantage Dissolution

(l)                                     Advantage shall be dissolved and the Advantage Assumption of Liabilities Agreement shall be entered into and shall become effective and the Common Shares shall be distributed to the Unitholders in consideration for the surrender of their Units in Article 3.1(g) on a one Common Share for one Unit basis;

Conversion of Restricted Units to Restricted Shares and Termination of RU Plan

(m)                             all outstanding Restricted Units shall become Restricted Shares to acquire an equivalent number of Common Shares in accordance with the terms of the RU Plan and the RU Plan shall be terminated and all agreements representing Restricted Units shall be amended to the extent necessary to facilitate the conversion of Restricted Units to Restricted Shares.

3.2                                                                                 Advantage, AOG and AOG Subco, shall make the appropriate entries in their securities registered to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING UNITHOLDERS

4.1                                                                                 Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units by AOG. A Dissenting Unitholder who is paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Trust Units to the Trust at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units notwithstanding

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the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall AOG be required to recognize such Dissenting Shareholder as a securityholder of AOG after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                                                                                 From and after the Effective Time, certificates formerly representing Trust Units that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Units represented by such certificates.

5.2                                                                                 Subject to the provisions of the Letter of Transmittal, AOG shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units of a duly completed Letter of Transmittal and the certificates representing such Trust Units, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Common Shares issued to such holder under the Arrangement.

5.3                                                                                 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to AOG) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AOG and its transfer agent, which bond is in form and substance satisfactory to AOG and its transfer agent, or shall otherwise indemnify the AOG and its transfer agent against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                                                                                 All dividends or other distributions if any made with respect to any Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5                                                                                 Any certificate formerly representing Trust Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Common Shares (and any dividend and distributions thereon). In such case, such Common Shares (together with all dividends and distributions thereon) shall be returned to AOG and such Common Shares shall be cancelled.

5.6                                                                                 No certificates representing fractional Common Shares shall be issued under this Agreement. In lieu of any fractional shares, each registered Trust Units otherwise entitled to a fractional interest in a Common

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Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                                                                                 The Trust, AOG and AOG Subco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

6.2                                                                                 Any amendment to this Plan of Arrangement may be proposed by the Trust, AOG or AOG Subco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                                                                                 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), provided that it concerns a matter which, in the reasonable opinion of the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units.

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I hereby certify this to be a true copy of the original order Dated this 9 day of July 2009
/s/ [ILLEGIBLE]
for Clerk of the Court

Action No. 0901-08379

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

BEFORE THE HONOURABLE	)	AT THE CALGARY COURTS CENTRE,
JUSTICE K.M. HORNER	)	AT CALGARY, ALBERTA, ON THE 9th
IN CHAMBERS	)	DAY OF JULY , 2009.

FINAL ORDER

UPON the Application of Advantage Energy Income Fund (“Advantage”) and Advantage Oil & Gas Ltd. (“AOG”) (collectively, the “Advantage Entities”) for approval of a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”);

AND UPON reading the Petition dated June 5, 2009 and the Affidavits of Craig Blackwood, Vice President, Finance of AOG, sworn on June 5, 2009 and July 9, 2009;

AND UPON hearing counsel for the Advantage Entities;

AND UPON BEING ADVISED that no Notices of Intention to Appear have been filed with respect to this application;

AND UPON BEING ADVISED that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application and that the Executive Director neither consents to nor opposes the application;

AND UPON IT APPEARING that an annual general and special meeting (the “Meeting”) of holders of trust units of Advantage (the “Unitholders”) was called and conducted in accordance with the Interim Order of this Honourable Court dated June 5, 2009 (the “Interim Order”), that the required quorum was present at the Meeting and that the Unitholders approved the Arrangement in the manner and by the requisite majority provided for in the Interim Order;

AND UPON IT APPEARING that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON BEING SATISFIED based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Unitholders and that the Arrangement ought to be approved;

AND UPON BEING ADVISED that the approval of the Arrangement by this Court will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to securities issued under the Arrangement;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1.                                            The Plan of Arrangement proposed by the Advantage Entities, in the form attached as Schedule A to this Order, is hereby approved by this Court under Section 193 of the ABCA and will, upon the filing of the Articles of Arrangement under the ABCA, become effective in accordance with its terms and be binding on the Advantage Entities and all other persons.

2.                                            The terms and conditions of the Arrangement, and the procedures relating thereto, are fair, from a substantive and procedural point of view, to the Unitholders and other affected parties.

3.                                       The Articles of Arrangement in respect of the Arrangement shall be filed pursuant to Section 193 of the ABCA on such date as Advantage determines, provided that such date is not later than July 31, 2009.

4.                                       Service of notice of this application, of the notices in respect of the Meeting and of the Interim Order is hereby deemed good and sufficient.

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5.                                       Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

/s/ [ILLEGIBLE]
J.C.Q.B.A.
ENTERED at Calgary, Alberta,
July 9, 2009.

V.A. BRANDT	COURT SEAL
Clerk of the Court of Queen’s Bench

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SCHEDULE A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of the Trust due June 30, 2010;

(b)	“7.50% Debentures” means the 7.50% convertible unsecured subordinated debentures of the Trust due October 1, 2009;

(c)	“7.75% Debentures” means the 7.75% convertible unsecured subordinated debentures of the Trust due December 1, 2011;

(d)	“8.00% Debentures” means the 8.00% convertible unsecured subordinated debentures of the Trust due December 31, 2011;

(e)	“8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of the Trust due June 30, 2009;

(f)	“ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(g)

“Advantage Debenture Assumption Agreement” means the agreement among the Debenture Trustee, Advantage and AOG to be entered into and become effective at the time set forth in this Arrangement, pursuant to which AOG will assume all the covenants and obligations of Advantage under the Debenture Indenture in consideration of the issuance of Plan Units by Advantage to AOG in a principal amount equal to the fair market value of the Debentures;

(h)

“Advantage Assumption of Liabilities Agreement” means the assumption of liabilities agreement between AOG and Advantage whereby Advantage assigns and sets over to AOG all of the liabilities and obligations of Advantage, actual and contingent, and AOG assumes and becomes liable to pay, satisfy, discharge, observe, perform and fulfill all of the liabilities and obligations of Advantage, actual and contingent;

(i)	“AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(j)	“AOG Note Conveyance” means the transfer, assignment and sale of the AOG Notes to AOG Subco in exchange for the AOG Subco Notes;

(k)	“AOG Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG Subco to be dated the Effective Date effecting the AOG Note Conveyance;

(1)	“AOG Notes” means the outstanding unsecured, subordinated promissory notes issued by AOG and held by the Trust;

(m)	“AOG NPI” means the 99% interest in AOG’s petroleum substances granted by AOG to Advantage pursuant to the AOG NPI Agreement;

(n)	“AOG NPI Agreement” means the royalty agreement dated as of June 24, 2006 between AOG and Advantage, as amended and restated from time to time;

(o)	“AOG Subco” means 1469308 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of AOG;

(p)

“AOG Subco Distribution of Assets and Assumption of Liabilities Agreement” means the distribution of assets and assumption of liabilities agreement between AOG and AOG Subco whereby AOG Subco distributes, assigns, transfers and sets over to AOG all of the undertaking, property, assets and rights, tangible and intangible of AOG Subco in consideration for the assumption and payment of the debts, liabilities and obligations of AOG Subco, actual and contingent, including the AOG Subco Notes;

(q)	“AOG Subco Note Conveyance” means the transfer, assignment and sale of the AOG Subco Notes to AOG in exchange for (1) one Common Share to Advantage;

(r)	“AOG Subco Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG to be dated the Effective Date effecting the AOG Subco Note Conveyance;

(s)

“AOG Subco Notes” means the unsecured, subordinated promissory notes of AOG Subco on such terms as agreed to by AOG Subco and the Trust having an aggregate principal amount equal to the fair market value of the AOG Notes transferred, assigned and sold to AOG Subco pursuant to the AOG Note Conveyance;

(t)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(u)	“Arrangement Agreement” means the agreement dated as of June 3, 2009 between the Trust and AOG with respect to the Arrangement and all amendments thereto;

(v)

“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(w)

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(x)

“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(Y)	“Common Shares” means the common shares in the capital of AOG;

(z)	“Court” means the Court of Queen’s Bench of Alberta;

(aa)	“Debentureholders” means holders from time to time of the Debentures;

(bb)

“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among Advantage, AOG and the Trustee, except in respect of the 6.50% Debentures which is among Advantage, AOG and Valiant Trust Company as trustee;

(cc)	“Debenture Trustee” means Computershare Trust Company of Canada or Valiant Trust Company (as applicable), in its capacity as trustee under the Debenture Indenture;

(dd)	“Debentures” means, collectively, the 6.50% Debentures, 7.50% Debentures, 7.75% Debentures and 8.00% Debentures but specifically excludes the 8.75% Debentures;

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(ee)	“Depositary” means Computershare Investor Services Inc., or such other person as may be designated by AOG and set out in the Letter of Transmittal;

(ff)	“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Unitholders;

(gg)

“Dissenting Unitholders” means registered holders of Trust Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(hh)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(ii)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(jj)

“Final Order” means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk)

“Information Circular” means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units in respect of the Meeting;

(11)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)

“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the Unitholders pursuant to which Unitholders are required to deliver certificates representing Units to receive the Common Shares issuable to them pursuant to the Arrangement;

(nn)	“Meeting” means the annual and special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(oo)	“Non-Resident” means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(pp)	“Plan Units” means the Units of Advantage issued pursuant to this Arrangement;

(qq)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(rr)	“Restricted Shares” means the restricted shares exercisable for Common Shares and issued pursuant to the RSPIP;

(ss)	“Restricted Unit Holders” means the holders of Restricted Units from time to time;

(tt)	“Restricted Units” means the restricted units exercisable for Trust Units under and issued pursuant to the RU Plan;

(uu)	“RSPIP” means AOG’s restricted share performance incentive plan;

(vv)	“RU Plan” means Advantage’s restricted unit incentive plan;

(ww)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company

3

or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. I. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)	“Trust” or “Advantage” means Advantage Energy Income Fund, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta;

(zz)	“Trust Indenture” means the amended and restated trust indenture made as December 13, 2007 between the Trustee and AOG;

(aaa)	“Trust Unitholders”or “Unitholders” means holders of Trust Units;

(bbb)	“Trust Units” or “Units” means trust unit of the Trust; and

(ccc)	“Trustee” means Computershare Trust Company of Canada, as trustee under the Trust Indenture and the Debenture Indenture, as applicable.

1.2                                                                                 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                                                                                 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                                                                                 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                                                                                 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6                                                                                 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1                                                                                 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

The purpose of the Arrangement is to effect a reorganization and restructuring of the Trust in a manner that provides consistent and equitable treatment among Unitholders, Debentureholders and Restricted Unit Holders and maintains the business and goodwill of the Trust in AOG as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of Common Shares; (ii) provide for AOG to assume all of the obligations of the Trust for and under the Debentures; and (iii) provide for the Restricted Units to be converted into Restricted Shares to acquire an equivalent number of Common Shares.

2.2                                                                                 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

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2.3                                                                                 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Unitholders; (ii) Debentureholders; (iii) Restricted Unit Holders; (iv) the Trust; (v) AOG; and (vi) AOG Subco.

2.4                                                                                 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                                                                                 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Trust Indenture and Other Constating Documents

(a)                                  the Trust Indenture and other constating documents of Advantage shall be amended to provide for the transfer of the Units held by Dissenting Unitholders to Advantage and to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Dissenting Unitholders

(b)                                 the Trust Units held by Dissenting Unitholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Unitholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

AOG Notes Transfer

(c)                                  the AOG Note Conveyance Agreement shall be entered into and shall become effective and the AOG Notes shall be transferred, assigned and sold by the Trust to AOG Subco for fair market value and AOG Subco shall issue the AOG Subco Notes to the Trust in satisfaction of the purchase price for the AOG Notes pursuant to the AOG Note Conveyance;

AOG Subco Dissolution

(d)                                 AOG Subco shall be dissolved and the AOG Subco Distribution of Assets and Assumption of Liabilities Agreement shall be entered into and shall become effective and the AOG Subco Notes shall become a liability of AOG and the AOG Notes shall be cancelled;

Advantage Debenture Transactions

(e)                                  the Advantage Debenture Assumption Agreement shall be entered into and shall become effective and pursuant thereto AOG shall assume all the covenants and obligations of Advantage under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of AOG entitling the holders thereof, as against AOG, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, AOG shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(f)                                    Advantage shall issue Plan Units to AOG with a fair market value equal to the aggregate principal amount of the Debentures;

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Disposition of Trust Units

(g)                                 each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be surrendered for cancellation for consideration to be distributed under Article 3.1(l);

AOG Subco Notes Transfer

(h)                                 the AOG Subco Note Conveyance Agreement shall be entered into and shall become effective and the AOG Subco Notes shall be transferred, assigned and sold by the Trust to AOG in consideration of the issuance of one Common Share in satisfaction of the purchase price for the AOG Subco Notes pursuant to the AOG Subco Note Conveyance and the AOG Subco Notes shall be cancelled immediately thereafter;

AOG NPI Transfer

(i)                                     Advantage shall transfer the AOG NPI to AOG in consideration of the issuance of one Common Share to Advantage and the AOG NPI Agreement shall be terminated;

Reduction of Stated Capital of AOG

(j)                                     the stated capital of the Common Shares shall be reduced, without payment, by the amount equal to the fair market value of the Plan Units by distributing the Plan Units to Advantage and the Plan Units shall be cancelled;

Common Shares

(k)                                  all of the Common Shares issued and outstanding shall be changed into such number of Common Shares as is equal to the number of Trust Units issued and outstanding at the Effective Time;

Advantage Dissolution

(l)                                     Advantage shall be dissolved and the Advantage Assumption of Liabilities Agreement shall be entered into and shall become effective and the Common Shares shall be distributed to the Unitholders in consideration for the surrender of their Units in Article 3.1(g) on a one Common Share for one Unit basis;

Conversion of Restricted Units to Restricted Shares and Termination of RU Plan

(m)                             all outstanding Restricted Units shall become Restricted Shares to acquire an equivalent number of Common Shares in accordance with the terms of the RU Plan and the RU Plan shall be terminated and all agreements representing Restricted Units shall be amended to the extent necessary to facilitate the conversion of Restricted Units to Restricted Shares.

3.2                                                                                 Advantage, AOG and AOG Subco, shall make the appropriate entries in their securities registered to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING UNITHOLDERS

4.1                                                                                 Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units by AOG. A Dissenting Unitholder who is paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Trust Units to the Trust at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units notwithstanding

6

the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall AOG be required to recognize such Dissenting Shareholder as a securityholder of AOG after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                                                                                 From and after the Effective Time, certificates formerly representing Trust Units that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Units represented by such certificates.

5.2                                                                                 Subject to the provisions of the Letter of Transmittal, AOG shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units of a duly completed Letter of Transmittal and the certificates representing such Trust Units, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Common Shares issued to such holder under the Arrangement.

5.3                                                                                 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to AOG) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AOG and its transfer agent, which bond is in form and substance satisfactory to AOG and its transfer agent, or shall otherwise indemnify the AOG and its transfer- agent against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                                                                                 All dividends or other distributions if any made with respect to any Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5                                                                                 Any certificate formerly representing Trust Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Common Shares (and any dividend and distributions thereon). In such case, such Common Shares (together with all dividends and distributions thereon) shall be returned to AOG and such Common Shares shall be cancelled.

5.6                                                                                 No certificates representing fractional Common Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Units otherwise entitled to a fractional interest in a Common

7

Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                           The Trust, AOG and AOG Subco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

6.2                           Any amendment to this Plan of Arrangement may be proposed by the Trust, AOG or AOG Subco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                           Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), provided that it concerns a matter which, in the reasonable opinion of the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units.

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ACTION NO. 0901-08379	2009

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

FINAL ORDER

BURNET, DUCKWORTH & PALMER LLP
Barristers and Solicitors
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724

CLERK OF THE COURT

JUL 09 2009

CALGARY, ALBERTA

CORPORATE ACCESS NUMBER: 2013477126

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

ADVANTAGE OIL & GAS LTD.
AMENDED ITS ARTICLES ON 2009/07/09.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2009/07/09

Service Request Number:	13379756
Corporate Access Number:	2013477126
Legal Entity Name:	ADVANTAGE OIL & GAS LTD.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	ADVANTAGE OIL & GAS LTD.
New French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

Share Structure:	SEE SCHEDULE “A” ATTACHED HERETO AND FORMING PART HEREOF.
Share Transfers Restrictions:	NONE
Number of Directors:
Min Number Of Directors:	3
Max Number Of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE “B” ATTACHED HERETO AND FORMING PART HEREOF.
BCA Section/Subsection:	193

Professional Endorsement Provided:

Future Dating Required:

Annual Return

File Year	Date Filed
2008	2008/11/20

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2007/09/05
Articles/Plan of Arrangement/Court Order	10000606101829727	2007/09/05
Other Rules or Provisions	ELECTRONIC	2007/09/05
Shares in Series	ELECTRONIC	2007/09/05
Consolidation, Split, Exchange	ELECTRONIC	2009/07/09
Articles/Plan of Arrangement/Court Order	10000806101829397	2009/07/09

Registration Authorized By:	JAY P. REID
SOLICITOR

CONSOLIDATION, SPLIT, EXCHANGE

The articles of Advantage Oil & Gas Ltd. (the “Corporation”) be amended pursuant to Section 193 of the Business Corporations Act (Alberta), to change the number of the issued and outstanding common shares of the Corporation to a number of common shares of the Corporation equal to the number of trust units of Advantage Energy Income Fund issued and outstanding on July 9, 2009, being 162,197,790 trust units.

ARTICLES OF AMENDMENT

Business Corporations Act

(Alberta)

Section 29 or 177

1.	Name of Corporation:	2.	Corporate Access Number:

	ADVANTAGE OIL & GAS LTD.		2013477126

3.	THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

The articles of Advantage Oil & Gas Ltd. (the “Corporation”) be amended pursuant to Section 193 of the Business Corporations Act (Alberta), to change the number of the issued and outstanding common shares of the Corporation to a number of common shares of the Corporation equal to the number of trust units of Advantage Energy Income Fund issued and outstanding on July 9, 2009, being 162,197,790 trust units.

BURNET, DUCKWORTH & PALMER LLP

JUL 09 2009

FILED	/s/ [ILLEGIBLE]

Jay P. Reid	/s/ Jay P. Reid
Name of Person Authorizing (please print)	Signature

Solicitor	July 9, 2009
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

ARTICLES OF ARRANGEMENT

Business Corporations Act
(Alberta)

Sections 193

1.	Name of Corporation:	2.	Corporate Access Number:

	Advantage Oil & Gas Ltd.		2013477126

3.	In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated July 9, 2009 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Exhibit A (which is incorporated into and forms a part hereof), involving Advantage Energy Income Fund, Advantage Oil & Gas Ltd., 1469308 Alberta Ltd. and holders of trust units of Advantage Energy Income Fund shall be effected upon the filing hereof.

The Articles of Advantage Oil & Gas Ltd. are amended by the Plan of Arrangement.

BURNET, DUCKWORTH & PALMER LLP

JUL 09 2009

FILED	/s/ [ILLEGIBLE]

Jay P. Reid	/s/ Jay P. Reid
Name of Person Authorizing (please print)	Signature

Solicitor	July 9, 2009
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

EXHIBIT A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of the Trust due June 30, 2010;

(b)	“7.50% Debentures” means the 7.50% convertible unsecured subordinated debentures of the Trust due October 1, 2009;

(c)	“7.75% Debentures” means the 7.75% convertible unsecured subordinated debentures of the Trust due December 1, 2011;

(d)	“8.00% Debentures” means the 8.00% convertible unsecured subordinated debentures of the Trust due December 31, 2011;

(e)	“8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of the Trust due June 30, 2009;

(f)	“ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(g)

“Advantage Debenture Assumption Agreement” means the agreement among the Debenture Trustee, Advantage and AOG to be entered into and become effective at the time set forth in this Arrangement, pursuant to which AOG will assume all the covenants and obligations of Advantage under the Debenture Indenture in consideration of the issuance of Plan Units by Advantage to AOG in a principal amount equal to the fair market value of the Debentures;

(h)

“Advantage Assumption of Liabilities Agreement” means the assumption of liabilities agreement between AOG and Advantage whereby Advantage assigns and sets over to AOG all of the liabilities and obligations of Advantage, actual and contingent, and AOG assumes and becomes liable to pay, satisfy, discharge, observe, perform and fulfill all of the liabilities and obligations of Advantage, actual and contingent;

(i)	“AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(j)	“AOG Note Conveyance” means the transfer, assignment and sale of the AOG Notes to AOG Subco in exchange for the AOG Subco Notes;

(k)	“AOG Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG Subco to be dated the Effective Date effecting the AOG Note Conveyance;

(l)	“AOG Notes” means the outstanding unsecured, subordinated promissory notes issued by AOG and held by the Trust;

(m)	“AOG NPI” means the 99% interest in AOG’s petroleum substances granted by AOG to Advantage pursuant to the AOG NPI Agreement;

(n)	“AOG NPI Agreement” means the royalty agreement dated as of June 24, 2006 between AOG and Advantage, as amended and restated from time to time;

(o)	“AOG Subco” means 1469308 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of AOG;

(p)

“AOG Subco Distribution of Assets and Assumption of Liabilities Agreement” means the distribution of assets and assumption of liabilities agreement between AOG and AOG Subco whereby AOG Subco distributes, assigns, transfers and sets over to AOG all of the undertaking, property, assets and rights, tangible and intangible of AOG Subco in consideration for the assumption and payment of the debts, liabilities and obligations of AOG Subco, actual and contingent, including the AOG Subco Notes;

(q)	“AOG Subco Note Conveyance” means the transfer, assignment and sale of the AOG Subco Notes to AOG in exchange for (1) one Common Share to Advantage;

(r)	“AOG Subco Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG to be dated the Effective Date effecting the AOG Subco Note Conveyance;

(s)

“AOG Subco Notes” means the unsecured, subordinated promissory notes of AOG Subco on such terms as agreed to by AOG Subco and the Trust having an aggregate principal amount equal to the fair market value of the AOG Notes transferred, assigned and sold to AOG Subco pursuant to the AOG Note Conveyance;

(t)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(u)	“Arrangement Agreement” means the agreement dated as of June 3, 2009 between the Trust and AOG with respect to the Arrangement and all amendments thereto;

(v)

“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(w)

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(x)

“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(y)	“Common Shares” means the common shares in the capital of AOG;

(z)	“Court” means the Court of Queen’s Bench of Alberta;

(aa)	“Debentureholders” means holders from time to time of the Debentures;

(bb)

“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among Advantage, AOG and the Trustee, except in respect of the 6.50% Debentures which is among Advantage, AOG and Valiant Trust Company as trustee;

(cc)	“Debenture Trustee” means Computershare Trust Company of Canada or Valiant Trust Company (as applicable), in its capacity as trustee under the Debenture Indenture;

(dd)	“Debentures” means, collectively, the 6.50% Debentures, 7.50% Debentures, 7.75% Debentures and 8.00% Debentures but specifically excludes the 8.75% Debentures;

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(ee)	“Depositary” means Computershare Investor Services Inc., or such other person as may be designated by AOG and set out in the Letter of Transmittal;

(ff)	“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Unitholders;

(gg)

“Dissenting Unitholders” means registered holders of Trust Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(hh)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(ii)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(jj)

“Final Order” means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction

(kk)

“Information Circular” means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units in respect of the Meeting;

(ll)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)

“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the Unitholders pursuant to which Unitholders are required to deliver certificates representing Units to receive the Common Shares issuable to them pursuant to the Arrangement;

(nn)	“Meeting” means the annual and special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(oo)	“Non-Resident” means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(pp)	“Plan Units” means the Units of Advantage issued pursuant to this Arrangement;

(qq)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(rr)	“Restricted Shares” means the restricted shares exercisable for Common Shares and issued pursuant to the RSPIP;

(ss)	“Restricted Unit Holders” means the holders of Restricted Units from time to time;

(tt)	“Restricted Units” means the restricted units exercisable for Trust Units under and issued pursuant to the RU Plan;

(uu)	“RSPIP” means AOG’s restricted share performance incentive plan;

(vv)	“RU Plan” means Advantage’s restricted unit incentive plan;

(ww)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company

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or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)	“Trust” or “Advantage” means Advantage Energy Income Fund, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta;

(zz)	“Trust Indenture” means the amended and restated trust indenture made as December 13, 2007 between the Trustee and AOG;

(aaa)	“Trust Unitholders” or “Unitholders” means holders of Trust Units;

(bbb)	“Trust Units” or “Units” means trust unit of the Trust; and

(ccc)	“Trustee” means Computershare Trust Company of Canada, as trustee under the Trust Indenture and the Debenture Indenture, as applicable.

1.2                                                                                 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                                                                                 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                                                                                 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                                                                                 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6                                                                                 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1                                                                                 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

The purpose of the Arrangement is to effect a reorganization and restructuring of the Trust in a manner that provides consistent and equitable treatment among Unitholders, Debentureholders and Restricted Unit Holders and maintains the business and goodwill of the Trust in AOG as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of Common Shares; (ii) provide for AOG to assume all of the obligations of the Trust for and under the Debentures; and (iii) provide for the Restricted Units to be converted into Restricted Shares to acquire an equivalent number of Common Shares.

2.2                                                                                 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

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2.3                                                                                 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Unitholders; (ii) Debentureholders; (iii) Restricted Unit Holders; (iv) the Trust; (v) AOG; and (vi) AOG Subco.

2.4                                                                                 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                                                                                 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Trust Indenture and Other Constating Documents

(a)                                  the Trust Indenture and other constating documents of Advantage shall be amended to provide for the transfer of the Units held by Dissenting Unitholders to Advantage and to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Dissenting Unitholders

(b)                                 the Trust Units held by Dissenting Unitholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Unitholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

AOG Notes Transfer

(c)                                  the AOG Note Conveyance Agreement shall be entered into and shall become effective and the AOG Notes shall be transferred, assigned and sold by the Trust to AOG Subco for fair market value and AOG Subco shall issue the AOG Subco Notes to the Trust in satisfaction of the purchase price for the AOG Notes pursuant to the AOG Note Conveyance;

AOG Subco Dissolution

(d)                                 AOG Subco shall be dissolved and the AOG Subco Distribution of Assets and Assumption of Liabilities Agreement shall be entered into and shall become effective and the AOG Subco Notes shall become a liability of AOG and the AOG Notes shall be cancelled;

Advantage Debenture Transactions

(e)                                  the Advantage Debenture Assumption Agreement shall be entered into and shall become effective and pursuant thereto AOG shall assume all the covenants and obligations of Advantage under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of AOG entitling the holders thereof, as against AOG, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, AOG shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(f)                                    Advantage shall issue Plan Units to AOG with a fair market value equal to the aggregate principal amount of the Debentures;

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Disposition of Trust Units

(g)                                 each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be surrendered for cancellation for consideration to be distributed under Article 3.1(l);

AOG Subco Notes Transfer

(h)                                 the AOG Subco Note Conveyance Agreement shall be entered into and shall become effective and the AOG Subco Notes shall be transferred, assigned and sold by the Trust to AOG in consideration of the issuance of one Common Share in satisfaction of the purchase price for the AOG Subco Notes pursuant to the AOG Subco Note Conveyance and the AOG Subco Notes shall be cancelled immediately thereafter;

AOG NPI Transfer

(i)                                     Advantage shall transfer the AOG NPI to AOG in consideration of the issuance of one Common Share to Advantage and the AOG NPI Agreement shall be terminated;

Reduction of Stated Capital of AOG

(j)                                     the stated capital of the Common Shares shall be reduced, without payment, by the amount equal to the fair market value of the Plan Units by distributing the Plan Units to Advantage and the Plan Units shall be cancelled;

Common Shares

(k)                                  all of the Common Shares issued and outstanding shall be changed into such number of Common Shares as is equal to the number of Trust Units issued and outstanding at the Effective Time;

Advantage Dissolution

(1)                                  Advantage shall be dissolved and the Advantage Assumption of Liabilities Agreement shall be entered into and shall become effective and the Common Shares shall be distributed to the Unitholders in consideration for the surrender of their Units in Article 3.1(g) on a one Common Share for one Unit basis;

Conversion of Restricted Units to Restricted Shares and Termination of RU Plan

(m)                               all outstanding Restricted Units shall become Restricted Shares to acquire an equivalent number of Common Shares in accordance with the terms of the RU Plan and the RU Plan shall be terminated and all agreements representing Restricted Units shall be amended to the extent necessary to facilitate the conversion of Restricted Units to Restricted Shares.

3.2                                                                                 Advantage, AOG and AOG Subco, shall make the appropriate entries in their securities registered to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING UNITHOLDERS

4.1                                                                                 Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units by AOG. A Dissenting Unitholder who is paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Trust Units to the Trust at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units notwithstanding

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the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall AOG be required to recognize such Dissenting Shareholder as a securityholder of AOG after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                                                                                 From and after the Effective Time, certificates formerly representing Trust Units that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Units represented by such certificates.

5.2                                                                                 Subject to the provisions of the Letter of Transmittal, AOG shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units of a duly completed Letter of Transmittal and the certificates representing such Trust Units, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Common Shares issued to such holder under the Arrangement.

5.3                                                                                 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to AOG) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AOG and its transfer agent, which bond is in form and substance satisfactory to AOG and its transfer agent, or shall otherwise indemnify the AOG and its transfer agent against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                                                                                 All dividends or other distributions if any made with respect to any Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5                                                                                 Any certificate formerly representing Trust Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Common Shares (and any dividend and distributions thereon). In such case, such Common Shares (together with all dividends and distributions thereon) shall be returned to AOG and such Common Shares shall be cancelled.

5.6                                                                                 No certificates representing fractional Common shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Units otherwise entitled to a fractional interest in a Common

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Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                                                                                 The Trust, AOG and AOG Subco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

6.2                                                                                 Any amendment to this Plan of Arrangement may be proposed by the Trust, AOG or AOG Subco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                                                                                 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), provided that it concerns a matter which, in the reasonable opinion of the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units.

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I hereby certify this to be a true copy of the original order Dated this 9 day of July 2009

/s/ [ILLEGIBLE]
for Clerk of the Court

Action No. 0901-08379

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

BEFORE THE HONOURABLE	)	AT THE CALGARY COURTS CENTRE,
JUSTICE K.M. HORNER	)	AT CALGARY, ALBERTA, ON THE 9th
IN CHAMBERS	)	DAY OF JULY, 2009.

FINAL ORDER

UPON the Application of Advantage Energy Income Fund (“Advantage”) and Advantage Oil & Gas Ltd. (“AOG”) (collectively, the “Advantage Entities”) for approval of a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ ABCA”);

AND UPON reading the Petition dated June 5, 2009 and the Affidavits of Craig Blackwood, Vice President, Finance of AOG, sworn on June 5, 2009 and July 9, 2009;

AND UPON hearing counsel for the Advantage Entities;

AND UPON BEING ADVISED that no Notices of Intention to Appear have been filed with respect to this application;

AND UPON BEING ADVISED that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application and that the Executive Director neither consents to nor opposes the application;

AND UPON IT APPEARING that an annual general and special meeting (the “Meeting”) of holders of trust units of Advantage (the “Unitholders”) was called and conducted in accordance with the Interim Order of this Honourable Court dated June 5, 2009 (the “Interim Order”), that the required quorum was present at the Meeting and that the Unitholders approved the Arrangement in the manner and by the requisite majority provided for in the Interim Order;

AND UPON IT APPEARING that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON BEING SATISFIED based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Unitholders and that the Arrangement ought to be approved;

AND UPON BEING ADVISED that the approval of the Arrangement by this Court will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to securities issued under the Arrangement;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1.                                            The Plan of Arrangement proposed by the Advantage Entities, in the form attached as Schedule A to this Order, is hereby approved by this Court under Section 193 of the ABCA and will, upon the filing of the Articles of Arrangement under the ABCA, become effective in accordance with its terms and be binding on the Advantage Entities and all other persons.

2.                                            The terms and conditions of the Arrangement, and the procedures relating thereto, are fair, from a substantive and procedural point of view, to the Unitholders and other affected parties.

3.                                            The Articles of Arrangement in respect of the Arrangement shall be filed pursuant to Section 193 of the ABCA on such date as Advantage determines, provided that such date is not later than July 31, 2009.

4.                                            Service of notice of this application, of the notices in respect of the Meeting and of the Interim Order is hereby deemed good and sufficient.

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5.                                       Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

/s/ [ILLEGIBLE]
J.C.Q.B.A.
ENTERED at Calgary, Alberta,
July 9, 2009.

V.A. BRANDT COURT SEAL
Clerk of the Court of Queen’s Bench

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SCHEDULE A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of the Trust due June 30, 2010;

(b)	“7.50% Debentures” means the 7.50% convertible unsecured subordinated debentures of the Trust due October 1, 2009;

(c)	“7.75% Debentures” means the 7.75% convertible unsecured subordinated debentures of the Trust due December 1, 2011;

(d)	“8.00% Debentures” means the 8.00% convertible unsecured subordinated debentures of the Trust due December 31, 2011;

(e)	“8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of the Trust due June 30, 2009;

(f)	“ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(g)

“Advantage Debenture Assumption Agreement” means the agreement among the Debenture Trustee, Advantage and AOG to be entered into and become effective at the time set forth in this Arrangement, pursuant to which AOG will assume all the covenants and obligations of Advantage under the Debenture Indenture in consideration of the issuance of Plan Units by Advantage to AOG in a principal amount equal to the fair market value of the Debentures;

(h)

“Advantage Assumption of Liabilities Agreement” means the assumption of liabilities agreement between AOG and Advantage whereby Advantage assigns and sets over to AOG all of the liabilities and obligations of Advantage, actual and contingent, and AOG assumes and becomes liable to pay, satisfy, discharge, observe, perform and fulfill all of the liabilities and obligations of Advantage, actual and contingent;

(i)	“AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(j)	“AOG Note Conveyance” means the transfer, assignment and sale of the AOG Notes to AOG Subco in exchange for the AOG Subco Notes;

(k)	“AOG Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG Subco to be dated the Effective Date effecting the AOG Note Conveyance;

(1)	“AOG Notes” means the outstanding unsecured, subordinated promissory notes issued by AOG and held by the Trust;

(m)	“AOG NPI” means the 99% interest in AOG's petroleum substances granted by AOG to Advantage pursuant to the AOG NPI Agreement;

(n)	“AOG NPI Agreement” means the royalty agreement dated as of June 24, 2006 between AOG and Advantage, as amended and restated from time to time;

(o)	“AOG Subco” means 1469308 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of AOG;

(p)

“AOG Subco Distribution of Assets and Assumption of Liabilities Agreement” means the distribution of assets and assumption of liabilities agreement between AOG and AOG Subco whereby AOG Subco distributes, assigns, transfers and sets over to AOG all of the undertaking, property, assets and rights, tangible and intangible of AOG Subco in consideration for the assumption and payment of the debts, liabilities and obligations of AOG Subco, actual and contingent, including the AOG Subco Notes;

(q)	“AOG Subco Note Conveyance” means the transfer, assignment and sale of the AOG Subco Notes to AOG in exchange for (1) one Common Share to Advantage;

(r)	“AOG Subco Note Conveyance Agreement” means the conveyance agreement between the Trust and AOG to be dated the Effective Date effecting the AOG Subco Note Conveyance;

(s)

“AOG Subco Notes” means the unsecured, subordinated promissory notes of AOG Subco on such terms as agreed to by AOG Subco and the Trust having an aggregate principal amount equal to the fair market value of the AOG Notes transferred, assigned and sold to AOG Subco pursuant to the AOG Note Conveyance;

(t)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(u)	“Arrangement Agreement” means the agreement dated as of June 3, 2009 between the Trust and AOG with respect to the Arrangement and all amendments thereto;

(v)

“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(w)

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(x)

“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(y)	“Common Shares” means the common shares in the capital of AOG;

(z)	“Court” means the Court of Queen’s Bench of Alberta;

(aa)	“Debentureholders” means holders from time to time of the Debentures;

(bb)

“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among Advantage, AOG and the Trustee, except in respect of the 6.50% Debentures which is among Advantage, AOG and Valiant Trust Company as trustee;

(cc)	“Debenture Trustee” means Computershare Trust Company of Canada or Valiant Trust Company (as applicable), in its capacity as trustee under the Debenture Indenture;

(dd)	“Debentures” means, collectively, the 6.50% Debentures, 7.50% Debentures, 7.75% Debentures and 8.00% Debentures but specifically excludes the 8.75% Debentures;

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(ee)	“Depositary” means Computershare Investor Services Inc., or such other person as may be designated by AOG and set out in the Letter of Transmittal;

(ff)	“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Unitholders;

(gg)

“Dissenting Unitholders” means registered holders of Trust Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(hh)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(ii)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(jj)

“Final Order” means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk)

“Information Circular” means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units in respect of the Meeting;

(ll)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)

“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the Unitholders pursuant to which Unitholders are required to deliver certificates representing Units to receive the Common Shares issuable to them pursuant to the Arrangement;

(nn)	“Meeting” means the annual and special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(oo)	“Non-Resident” means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(pp)	“Plan Units” means the Units of Advantage issued pursuant to this Arrangement;

(qq)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(rr)	“Restricted Shares” means the restricted shares exercisable for Common Shares and issued pursuant to the RSPIP;

(ss)	“Restricted Unit Holders” means the holders of Restricted Units from time to time;

(tt)	“Restricted Units” means the restricted units exercisable for Trust Units under and issued pursuant to the RU Plan;

(uu)	“RSPIP” means AOG’s restricted share performance incentive plan;

(vv)	“RU Plan” means Advantage’s restricted unit incentive plan;

(ww)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company

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or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(xx)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)	“Trust” or “Advantage” means Advantage Energy Income Fund, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta;

(zz)	“Trust Indenture” means the amended and restated trust indenture made as December 13, 2007 between the Trustee and AOG;

(aaa)	“Trust Unitholders” or “Unitholders” means holders of Trust Units;

(bbb)	“Trust Units” or “Units” means trust unit of the Trust; and

(ccc)	“Trustee” means Computershare Trust Company of Canada, as trustee under the Trust Indenture and the Debenture Indenture, as applicable.

1.2                                                                            The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                                                                            Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                                                                            Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5                                                                            In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6                                                                            References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1                                                                            The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

The purpose of the Arrangement is to effect a reorganization and restructuring of the Trust in a manner that provides consistent and equitable treatment among Unitholders, Debentureholders and Restricted Unit Holders and maintains the business and goodwill of the Trust in AOG as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of Common Shares; (ii) provide for AOG to assume all of the obligations of the Trust for and under the Debentures; and (iii) provide for the Restricted Units to be converted into Restricted Shares to acquire an equivalent number of Common Shares.

2.2                                                                            This Plan of Arrangement is made pursuant to the Arrangement Agreement.

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2.3                                                                                 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Unitholders; (ii) Debentureholders; (iii) Restricted Unit Holders; (iv) the Trust; (v) AOG; and (vi) AOG Subco.

2.4                                                                                 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1                                                                                 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Trust Indenture and Other Constating Documents

(a)                                  the Trust Indenture and other constating documents of Advantage shall be amended to provide for the transfer of the Units held by Dissenting Unitholders to Advantage and to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Dissenting Unitholders

(b)                                 the Trust Units held by Dissenting Unitholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Unitholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

AOG Notes Transfer

(c)                                  the AOG Note Conveyance Agreement shall be entered into and shall become effective and the AOG Notes shall be transferred, assigned and sold by the Trust to AOG Subco for fair market value and AOG Subco shall issue the AOG Subco Notes to the Trust in satisfaction of the purchase price for the AOG Notes pursuant to the AOG Note Conveyance;

AOG Subco Dissolution

(d)                                 AOG Subco shall be dissolved and the AOG Subco Distribution of Assets and Assumption of Liabilities Agreement shall be entered into and shall become effective and the AOG Subco Notes shall become a liability of AOG and the AOG Notes shall be cancelled;

Advantage Debenture Transactions

(e)                                  the Advantage Debenture Assumption Agreement shall be entered into and shall become effective and pursuant thereto AOG shall assume all the covenants and obligations of Advantage under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of AOG entitling the holders thereof, as against AOG, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, AOG shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

(f)                                    Advantage shall issue Plan Units to AOG with a fair market value equal to the aggregate principal amount of the Debentures;

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Disposition of Trust Units

(g)                                 each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be surrendered for cancellation for consideration to be distributed under Article 3.1(1);

AOG Subco Notes Transfer

(h)                                 the AOG Subco Note Conveyance Agreement shall be entered into and shall become effective and the AOG Subco Notes shall be transferred, assigned and sold by the Trust to AOG in consideration of the issuance of one Common Share in satisfaction of the purchase price for the AOG Subco Notes pursuant to the AOG Subco Note Conveyance and the AOG Subco Notes shall be cancelled immediately thereafter;

AOG NPI Transfer

(i)                                     Advantage shall transfer the AOG NPI to AOG in consideration of the issuance of one Common Share to Advantage and the AOG NPI Agreement shall be terminated;

Reduction of Stated Capital of AOG

(j)                                     the stated capital of the Common Shares shall be reduced, without payment, by the amount equal to the fair market value of the Plan Units by distributing the Plan Units to Advantage and the Plan Units shall be cancelled;

Common Shares

(k)                                  all of the Common Shares issued and outstanding shall be changed into such number of Common Shares as is equal to the number of Trust Units issued and outstanding at the Effective Time;

Advantage Dissolution

(1)                                  Advantage shall be dissolved and the Advantage Assumption of Liabilities Agreement shall be entered into and shall become effective and the Common Shares shall be distributed to the Unitholders in consideration for the surrender of their Units in Article 3.1(g) on a one Common Share for one Unit basis;

Conversion of Restricted Units to Restricted Shares and Termination of RU Plan

(m)                               all outstanding Restricted Units shall become Restricted Shares to acquire an equivalent number of Common Shares in accordance with the terms of the RU Plan and the RU Plan shall be terminated and all agreements representing Restricted Units shall be amended to the extent necessary to facilitate the conversion of Restricted Units to Restricted Shares.

3.2                                                                                 Advantage, AOG and AOG Subco, shall make the appropriate entries in their securities registered to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING UNITHOLDERS

4.1                                                                            Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units by AOG. A Dissenting Unitholder who is paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Trust Units to the Trust at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units notwithstanding

6

the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall AOG be required to recognize such Dissenting Shareholder as a securityholder of AOG after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                                                                            From and after the Effective Time, certificates formerly representing Trust Units that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Units represented by such certificates.

5.2                                                                            Subject to the provisions of the Letter of Transmittal, AOG shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units of a duly completed Letter of Transmittal and the certificates representing such Trust Units, either:

(a)                                       forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Common Shares issued to such holder under the Arrangement.

5.3                                                                            If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to AOG) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AOG and its transfer agent, which bond is in form and substance satisfactory to AOG and its transfer agent, or shall otherwise indemnify the AOG and its transfer agent against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                                                                                 All dividends or other distributions if any made with respect to any Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5                                                                                 Any certificate formerly representing Trust Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Common Shares (and any dividend and distributions thereon). In such case, such Common Shares (together with all dividends and distributions thereon) shall be returned to AOG and such Common Shares shall be cancelled.

5.6                                                                                 No certificates representing fractional Common Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Units otherwise entitled to a fractional interest in a Common

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Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                                                                                 The Trust, AOG and AOG Subco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

6.2                                                                                 Any amendment to this Plan of Arrangement may be proposed by the Trust, AOG or AOG Subco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                                                                                 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), provided that it concerns a matter which, in the reasonable opinion of the Trust, AOG and AOG Subco (or, if following the Effective Time, AOG), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units.

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ACTION NO. 0901-08379                2009

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

FINAL ORDER

BURNET, DUCKWORTH & PALMER LLP

Barristers and Solicitors
1400, 350 — 7th Avenue S.W.
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724

CLERK OF THE COURT

JUL 09 2009

CALGARY, ALBERTA

AR	10000506101829723
2010515587
Business Corporations Act
(Alberta)
Sections 193

1.	Name of Corporation:	2.	Corporate Access Number:
	ADVANTAGE OIL & GAS LTD.		2012515587

3.              In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated September 5, 2007 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Schedule “A” (which is incorporated into and forms a part hereof), involving, inter alia, Advantage Oil & Gas Ltd, Advantage Energy Income Fund, 1335703 Alberta Ltd., Sound Energy Trust, SET Resources Inc., Sound ExchangeCo Ltd., Mamba Production Partnership, 1336949 Alberta Ltd. and 1336948 Alberta Ltd.

The Articles of Advantage Oil & Gas Ltd. are not amended by the Plan of Arrangement.

BURNET, DUCKWORTH & PALMER LLP

SEP 05 2007

	FILED	/s/ [ILLEGIBLE]

/s/ Kelly Drader	/s/ Kelly Drader
Name of Person Authorizing (please print)	Signature

Director	SEP 05 2007
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

I hereby certify this to be a true copy of the original order
Dated this 5 day of Sept 2007

/s/ [ILLEGIBLE]
for Clerk of the Court

Action No. 0701-07845

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SOUND ENERGY TRUST, SET RESOURCES INC., ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., SOUND UNITHOLDERS AND SOUND EXCHANGEABLE SHAREHOLDERS

BEFORE THE HONOURABLE	)	AT THE CALGARY COURTS CENTRE, AT
JUSTICE S.L. MARTIN	)	CALGARY, ALBERTA, ON THE 5th DAY OF
IN CHAMBERS	)	SEPTEMBER 2007.

FINAL ORDER

UPON the Application of Sound Energy Trust (“Sound”) and SET Resources Inc. (“SET”) for approval of a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, as amended (the “ABCA”);

AND UPON reading the Petition of Sound and SET and the Affidavits of Thomas P. Stan (sworn on August 2, 2007 and September 5, 2007);

AND UPON hearing counsel for Sound and SET and counsel for Advantage Energy Income Fund (“Advantage”) and Advantage Oil & Gas Ltd., (“AOG”);

AND UPON being advised that no Notices of Intention to Appear have been filed with respect to this application;

AND UPON being advised that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application and that the Executive Director does not intend to appear or make submissions with respect to this application;

AND UPON it appearing that a special meeting (the “Sound Meeting”) of the holders of trust units of Sound (“Sound Unitholders”) and the holders of exchangeable shares of SET (“Sound Exchangeable Shareholders”) was called and conducted in accordance with the Interim Order of this Honourable Court dated August 2, 2007 (the “Interim Order”), that the required quorum was present at the Sound Meeting, and that the Sound Unitholders and Sound Exchangeable Shareholders approved the Arrangement in the manner and by the requisite majority provided for in the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON being satisfied based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Sound Unitholders and the Sound Exchangeable Shareholders and that the Arrangement ought to be approved;

AND UPON being advised that the approval of the Arrangement by this Court will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, pursuant to Section 3(a)(10) thereof, with respect to securities issued under the Arrangement;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1.             The Plan of Arrangement proposed by Sound and SET, in the form attached as Schedule “A” to this Order, is hereby approved by this Court under Section 193 of the ABCA and will, upon the filing of the Articles of Arrangement under the ABCA, become effective in accordance with its terms and be binding on Sound, SET, Advantage, AOG, Sound Unitholders, Sound Exchangeable Shareholders and all other persons.

2.             The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the Sound Unitholders and the Sound Exchangeable Shareholders and to other affected parties.

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3.             The Articles of Arrangement in respect of the Arrangement shall be filed pursuant to Section 193 of the ABCA on such date as Sound and SET determines, provided that such date is not later than October 31, 2007.

4.             Service of notice of this application, of the notices in respect of the Sound Meeting and of the Interim Order is hereby deemed good and sufficient.

5.             Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

/s/ [ILLEGIBLE]
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
September 5, 2007.

V.A. BRANDT COURT SEAL
Clerk of the Court of Queen’s Bench

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SCHEDULE “A”

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

	(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

	(b)	“AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

	(c)	“AOG Common Shares” means the common shares of AOG;

	(d)	“AcquireCo” means 1335703 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly owned Subsidiary of Advantage;

(e)

“AcquireCo Debenture Note” means the interest bearing unsecured subordinated promissory note issued by AcquireCo to Advantage pursuant to subsection 3.1(q) in an amount equal to the fair market value of the Sound Debenture obligation assumed by Advantage to AcquireCo under subsection 3.1(q);

	(f)	“AcquireCo Preferred Shares” means the First Preferred Shares of AcquireCo;

(g)

“Acquisition Note” means the interest bearing unsecured subordinated promissory note issued by AcquireCo to Advantage pursuant to subsection 3.1(j) in an amount equal to the fair market value of the Advantage Units and funds transferred by Advantage to AcquireCo under subsection 3.1(j);

	(h)	“Advantage” means Advantage Energy Income Fund, a trust organized under the laws of the Province of Alberta and governed by the Advantage Trust Indenture;

	(i)	“Advantage Arrangement Parties” means Advantage, AOG and AcquireCo;

(j)

“Advantage Trust Indenture” means the amended and restated trust indenture dated effective as of June 23, 2006, between AOG and Computershare Trust Company of Canada, as amended or supplemented from time to time;

	(k)	“Advantage Units” means trust units of Advantage;

	(l)	“AmalgamationCo” means the corporation formed upon the amalgamation of AOG, AcquireCo, SET#2 and Sound ExchangeCo#2 pursuant to this Arrangement;

(m)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(n)	“Arrangement Agreement” means the arrangement agreement dated July 9, 2007 among Advantage, AOG, Sound and SET with respect to the Arrangement and all amendments thereto;

(o)	“Arrangement Resolution” means the applicable special resolutions in respect of the Arrangement to be considered at the Sound Meeting;

(p)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(q)	“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(r)

“Cash Electing Sound Unitholder” means a Sound Unitholder who has elected pursuant to the applicable validly completed and executed Letter of Transmittal to receive a portion of the consideration for his Sound Units in cash;

(s)

“Cash Electing Sound Exchangeable Shareholder” means a Sound Exchangeable Shareholder who has elected pursuant to the applicable validly completed and executed Letter of Transmittal to receive a portion of the consideration for his Sound Exchangeable Shares in cash;

(t)	“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(u)	“Court” means the Court of Queen’s Bench of Alberta;

(v)	“Debentureholders” means the holders of the Sound Debentures;

(w)	“Depositary” means Computershare Trust Company of Canada or such other nationally recognized trust company as may be designated by Advantage and Sound;

(x)	“Dissenting Securityholders” means the Dissenting Sound Unitholders and the Dissenting Sound Exchangeable Shareholders;

(y)

“Dissenting Sound Exchangeable Shareholders” means registered holders of Sound Exchangeable Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(z)

“Dissenting Sound Unitholders” means registered holders of Sound Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(aa)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(bb)	“Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA;

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(cc)	“Exchange Ratio” means the exchange ratio applicable to the particular series of Sound Exchangeable Shares which is in effect immediately prior to the Effective Time;

(dd)

“Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Sound Unitholders, the Advantage Arrangement Parties and the Sound Arrangement Parties, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ee)

“Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)

“Letters of Transmittal” means the letters of transmittal accompanying the information circular sent to the Sound Unitholders and Sound Exchangeable Shares, as applicable, pursuant to which such holders are required to deliver certificates representing Sound Units and Sound Exchangeable Shares in order to receive the consideration payable to them pursuant to the Arrangement;

(gg)	“Mamba” means the Mamba Production Partnership, a partnership formed on November 12, 2004;

(hh)	“Mamba Interest Conveyance” means the conveyance by Sound 1 of the Mamba Transferred Interest to AcquireCo in exchange for the Mamba Interest Note pursuant to the Mamba Interest Conveyance Agreement;

(ii)	“Mamba Interest Conveyance Agreement” means the conveyance agreement between AcquireCo, Sound 1, SET#2 and Mamba to be dated the Effective Date effecting the Mamba Interest Conveyance;

(jj)

“Mamba Interest Note” means the interest bearing unsecured subordinated demand note issued by AcquireCo to Sound 1 pursuant to the Mamba Interest Conveyance Agreement having a principal amount equal to the fair market value of the Mamba Transferred Interest;

(kk)	“Mamba Properties” means all of the assets of Mamba, other than tangible properties;

(ll)	“Mamba Property Conveyance” means the conveyance by Mamba of the Mamba Properties to AcquireCo in exchange for AcquireCo Preferred Shares pursuant to the Mamba Property Conveyance Agreement;

(mm)	“Mamba Property Conveyance Agreement” means the conveyance agreement between AcquireCo and Mamba to be dated the Effective Date effecting the Mamba Property Conveyance;

(nn)	“Mamba Transferred Interest” means a 99.98% interest in Mamba held by Sound 1, and for greater certainty excludes a 0.01% interest in Mamba also held by Sound 1;

(oo)	“Person” has the meaning set forth in the ABCA;

(pp)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

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(qq)	“SET” means SET Resources Inc., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Sound;

(rr)	“SET Common Shares” means the common shares of SET;

(ss)	“SET Internal Debt” means all amounts owing from SET to Sound as at the Effective Time;

(tt)	“SET NPI” means the 99% net profits interest in the resource properties of SET held by Sound pursuant to the net profit interest agreement dated December 23, 2003 between SET and Sound, as amended;

(uu)	“SET NPI Conveyance” means the conveyance by Sound of the SET NPI to SET#2 in exchange for SET#2 Shares pursuant to the SET NPI Conveyance Agreement;

(vv)	“SET NPI Conveyance Agreement” means the conveyance agreement between Sound and SET#2 to be dated the Effective Date effecting the SET NPI Conveyance;

(ww)	“SET SubCo” means 1336949 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Sound;

(xx)	“SET SubCo Common Shares” means the common shares of SET SubCo;

(yy)	“SET#2” means the corporation formed upon the amalgamation of SET and SET Subco pursuant to this Arrangement;

(zz)

“SET#2 Asset Conveyance” means the conveyance by SET#2 of the SET#2 Special Assets to AOG in exchange for the SET#2 Asset Purchase Note and AOG Common Shares pursuant to the SET#2 Asset Conveyance Agreement;

(aaa)	“SET#2 Asset Conveyance Agreement” means the conveyance agreement between SET#2 and AOG to be dated the Effective Date effecting the SET#2 Asset Conveyance;

(bbb)

“SET#2 Asset Purchase Note” means the non-interest bearing unsecured subordinated demand note issued by AOG to SET#2 pursuant to subsection 3.1(w) issued to SET#2 pursuant to the SET#2 Asset Conveyance Agreement;

(ccc)	“SET#2 Common Shares” means the common shares of SET#2;

(ddd)	“SET#2 Special Assets” means the assets of SET#2 to be conveyed to AOG pursuant to the SET#2 Asset Conveyance Agreement;

(eee)	“Securities” means the Advantage Units and/or Sound Securities, as the case may be;

(fff)	“Securityholders” means the holders from time to time of Advantage Units and/or Sound Securities, as the case may be;

(ggg)	“Sound” means Sound Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Sound Trust Indenture;

(hhh)	“Sound Arrangement Parties” means Sound, SET and Sound ExchangeCo;

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(iii)

“Sound Debenture Indenture” means the trust indenture dated June 10, 2004 between Sound and the Sound Debenture Trustee governing the terms and conditions of the Sound 8.0% Debentures and the Sound 8.75% Debentures;

(jjj)	“Sound Debenture Trustee” means Computershare Trust Company;

(kkk)	“Sound Debentures” means, collectively, the Sound 8.0% Debentures and the Sound 8.75% Debentures;

(lll)	“Sound 8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures of Sound issued pursuant to the Sound Debenture Indenture;

(mmm)	“Sound 8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of Sound issued on pursuant to the Sound Debenture Indenture;

(nnn)	“Sound Exchangeable Shareholders” means holders from time to time of Sound Exchangeable Shares;

(ooo)	“Sound Exchangeable Shares” means the non-voting exchangeable shares in the capital of SET (other than those held by Sound ExchangeCo at the Effective Time);

(ppp)	“Sound ExchangeCo” means Sound ExchangeCo Ltd. a corporation incorporated under the ABCA and a wholly-owned Subsidiary of Sound;

(qqq)	“Sound ExchangeCo Notes” means all amounts owing from Sound ExchangeCo to Sound as at the Effective Time;

(rrr)	“Sound ExchangeCo Shares” means the common shares in the capital of Sound ExchangeCo;

(sss)	“Sound ExchangeCo#2” means the corporation formed upon the amalgamation of Sound ExchangeCo and Sound Exchange Subco pursuant to this Arrangement;

(ttt)	“Sound ExchangeCo#2 Shares” means the common shares in the capital of Sound ExchangeCo#2;

(uuu’)	“Sound Exchange SubCo” means 1336948 Alberta Ltd. a corporation incorporated under the ABCA and a wholly-owned subsidiary of Sound;

(vvv)	“Sound Exchange SubCo Shares” means the common shares in the capital of Sound Exchange SubCo;

(www)

“Sound Redemption Conveyance” means the conveyance by Sound all of the Sound assets (other than units and indebtedness of Sound 1 held by Sound), including the SET#2 Common Shares, Sound ExchangeCo#2 Shares and Mamba Interest Note, to AcquireCo in exchange for surrender of 99% of the Sound Units held by AcquireCo and the assumption of the Sound Debentures pursuant to the Sound Redemption Conveyance Agreement;

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(xxx)	“Sound Redemption Conveyance Agreement” means the conveyance agreement between Sound and AcquireCo to be dated the Effective Date effecting the Sound Redemption Conveyance;

(yyy)

“Sound Meeting” means the special meeting of Sound Unitholders and the holders of Sound Exchangeable Shares (through the Sound Special Voting Units) to be held to consider the Arrangement Resolution, and related matters, and any adjournment(s) thereof;

(zzz)	“Sound Securities” means collectively the Sound Units and the Sound Exchangeable Shares;

(aaaa)

“Sound Trust Indenture” means Sound’s amended and restated trust indenture dated as of August 14, 2006 between SET and Computershare Trust Company of Canada, as such may be amended, supplemented or restated from time to time;

(bbbb)	“Sound Units” means the trust units of Sound;

(cccc)	“Sound Unitholders” means the holders from time to time of Sound Units;

(dddd)	“Sound 1” means Sound 1 Trust, a trust organized under the laws of the Province of Alberta and governed by the Sound 1 Trust Indenture;

(eeee)

“Sound 1 Asset Conveyance” means the conveyance by Sound 1 of the Sound 1 Assets to SET#2 in exchange for the Sound 1 Purchase Note and the assumption by SET#2 of the liabilities of Sound 1 assumed pursuant to the dissolution of Mamba pursuant to paragraph 3.1(u)(ii) pursuant to the Sound 1 Asset Conveyance Agreement;

(ffff)	“Sound 1 Asset Conveyance Agreement” means the conveyance agreement between Sound 1 and SET#2 to be dated the Effective Date effecting the Sound 1 Asset Conveyance;

(gggg)

“Sound 1 Asset Purchase Note” means the non-interest bearing unsecured subordinated demand note issued by SET#2 to Sound 1 pursuant to subsection 3.1(v) in an amount equal to the fair market value of the Sound 1 Assets transferred by Sound 1 to SET#2 under subsection 3.1(v), less the value of the liabilities of Sound 1 assumed as a result of the dissolution of Mamba pursuant to paragraph 3.1(u)(ii) which are assumed by SET#2 pursuant to the Sound 1 Asset Conveyance Agreement;

(hhhh)	“Sound 1 Assets” means all of the assets of Sound 1 to be conveyed to SET#2 pursuant to the Sound 1 Asset Conveyance Agreement;

(iiii)	“Sound 1 Notes” means all amounts owing from Sound 1 to Sound as at the Effective Time;

(jjjj)

“Sound 1 Trust Indenture” means Sound l’s amended and restated trust indenture dated as of November 28, 2004 between 1133004 Alberta Ltd. and NAV Energy Trust, as amended on November 12, 2006, as such may be amended, supplemented or restated from time to time;

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(kkkk)

“Subsidiary” means, with respect to any Person, an entity which is a subsidiary (within the meaning set forth in the ABCA) of such Person (assuming for such purposes, if such Person is not a body corporate, as if such Person were a body corporate) and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a body corporate; and

(llll)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1          This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2          This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Sound Unitholders; (ii) Sound Exchangeable Shareholders; (iii) the Advantage Arrangement Parties; (iv) the Debentureholders; and (v) the Sound Arrangement Parties.

2.3          The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

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ARTICLE 3
ARRANGEMENT

3.1           Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Sound Trust Indenture and Other Constating Documents

(a)	the Sound Trust Indenture and other constating documents of the Sound Arrangement Parties shall be amended:

(i)

to cause the Sound Units held by each Sound Unitholder (who is not a Cash Electing Sound Unitholder) to be transferred to AcquireCo, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Advantage Units on the basis of 0.3 of an Advantage Unit for each one (1) Sound Unit held by such holder, pursuant to Subsection 3.1(k) of this Plan of Arrangement;

(ii)

to cause the Sound Units held by each Cash Electing Sound Unitholder to be transferred to AcquireCo, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Advantage Units and cash on the basis of 0.2557 of an Advantage Unit and $0.66 in cash for each one (1) Sound Unit held by a Cash Electing Sound Unitholder, pursuant to Subsection 3.1(k);

(iii)

to cause the Sound Units held by Dissenting Target Unitholders to be transferred to Sound, as of the Effective Date, in accordance with the terms of the Plan of Arrangement, pursuant to Subsection 3.1(b); and

	(iv)	otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(b)

the Sound Units held by Dissenting Sound Unitholders shall be deemed to have been transferred to Sound (free of any claims) and such Dissenting Sound Unitholders shall cease to have any rights as Sound Unitholders other than the right to be paid the fair value of their Sound Units in accordance with Article 4;

(c)

the Sound Exchangeable Shares held by Dissenting Sound Exchangeable Shareholders shall be deemed to have been transferred to Sound ExchangeCo (free of any claims) and such Dissenting Sound Exchangeable Shareholder shall cease to have any rights as a Sound Exchangeable Shareholder other then the right to be paid the fair value of their Sound Exchangeable Shares in accordance with Article 4;

Sound Reorganization - SET Debt

(d)

Sound shall sell, convey, assign and deliver to SET SubCo and SET SubCo shall purchase and accept from Sound all of the SET Internal Debt and in consideration thereof SET SubCo shall issue to Sound that number of SET SubCo Common Shares having a value equal to the fair market value of the SET Internal Debt;

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(e)                                  Sound shall sell, convey, assign and deliver to SET and SET shall purchase and accept from Sound all of the SET SubCo Common Shares held by Sound and in consideration thereof SET shall issue to Sound that number of SET Common Shares having a value equal to the fair market value of the SET SubCo Common Shares so transferred;

(f)                                    SET and SET SubCo shall be amalgamated and continued as one corporation, SET#2, in accordance with the following:

(i)	the stated capital of the common shares of SET and SET SubCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Amalgamation shall be the same as the articles of SET and the name of SET#2 shall be “SET Resources Inc.”;

(iii)	the shares of SET SubCo shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of SET#2;

(v)	SET#2 shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil; criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against SET#2;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against SET#2;

(ix)	the Articles of Amalgamation of SET#2 shall be deemed to be the Articles of SET#2 and the Certificate of Amalgamation of SET#2 shall be deemed to be the Certificate of Incorporation of SET#2;

(x)	the by-laws of SET#2 shall be the by laws of SET;

(xi)	the first directors of SET#2 shall be the directors of SET;

(xii)	the first officers of SET#2 shall be the officers of SET; and

(xiii)	the registered office of SET#2 shall be the registered office of SET;

Sound Reorganization - Sound ExchangeCo Debt

(g)                                 Sound shall sell, convey, assign and deliver to Sound Exchange SubCo and Sound Exchange SubCo shall purchase and accept from Sound all of the Sound ExchangeCo Notes and in consideration thereof Sound Exchange SubCo shall issue to Sound that number of Sound Exchange SubCo Shares having a value equal to the fair market value of the Sound ExchangeCo Notes;

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(h)                                 Sound shall sell, convey, assign and deliver to Sound ExchangeCo and Sound ExchangeCo shall purchase and accept from Sound all of the Sound Exchange SubCo Shares held by Sound and in consideration thereof Sound ExchangeCo shall issue to Sound that number of Sound ExchangeCo Shares having a value equal to the fair market value of the Sound Exchange SubCo Shares so transferred;

(i)                                     Sound ExchangeCo and Sound Exchange SubCo shall be amalgamated and continued as one corporation, Sound ExchangeCo#2, in accordance with the following:

(i)	the stated capital of the common shares of Sound ExchangeCo and Sound Exchange SubCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Amalgamation shall be the same as the articles of Sound ExchangeCo and the name of Sound ExchangeCo#2 shall be “Sound ExchangeCo Ltd.”;

(iii)	the shares of Sound Exchange SubCo shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of Sound ExchangeCo#2;

(v)	Sound ExchangeCo#2 shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Sound ExchangeCo#2;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Sound ExchangeCo#2;

(ix)

the Articles of Amalgamation of Sound ExchangeCo#2 shall be deemed to be the Articles of Sound ExchangeCo#2 and the Certificate of Amalgamation of Sound ExchangeCo#2 shall be deemed to be the Certificate of Incorporation of Sound ExchangeCo#2;

(x)	the by-laws of Sound ExchangeCo#2 shall be the by laws of Sound ExchangeCo;

(xi)	the first directors of Sound ExchangeCo#2 shall be the directors of Sound ExchangeCo;

(xii)	the first officers of Sound ExchangeCo#2 shall be the officers of Sound ExchangeCo; and

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(xiii)                          the registered office of Sound ExchangeCo#2 shall be the registered office of Sound ExchangeCo;

Acquisition of Advantage Units and Cash by AcquireCo

(j)                                     Advantage shall issue to AcquireCo that number of Advantage Units that are required to be distributed by AcquireCo pursuant to sections 3.1(k) and 3.1(l) in exchange for the acquisition by AcquireCo of all of the issued and outstanding Sound Units and Sound Exchangeable Shares and shall transfer to AcquireCo the funds necessary to enable AcquireCo to satisfy its obligations under sections 3.1(k) and 3.1(l), and in exchange for the issuance of Advantage Units and the transfer of such funds, AcquireCo shall issue to Advantage the Acquisition Note;

Acquisition of Sound Units by AcquireCo

(k)                                  AcquireCo shall acquire all of the issued and outstanding Sound Units in exchange for Advantage Units and cash in accordance with the election, if any, made pursuant to Letters of Transmittal, and upon such Acquisition (i) Advantage Units shall be distributed by AcquireCo to the former holders of the Sound Units (who are not Cash Electing Sound Unitholders) on the basis of 0.3 of an Advantage Unit for each one (1) Sound Unit formerly held by such holders, and (ii) Advantage Units and cash shall be distributed to the Cash Electing Sound Unitholders on the basis of 0.2557 of an Advantage Unit and $0.66 cash for each one (1) Sound Unit formerly held by such Cash Electing Sound Unitholders;

Acquisition of Sound Exchangeable Shares by AcquireCo

(l)                                     AcquireCo shall acquire all of the issued and outstanding Sound Exchangeable Shares in exchange for Advantage Units and cash in accordance with the election, if any, made pursuant to Letters of Transmittal, and upon such acquisition (i) the Advantage Units shall be distributed by Advantage to the Sound Exchangeable Shareholders (who are not Cash Electing Exchangeable Shareholders) on the basis of 0.3 of an Advantage Unit for each one (1) Sound Unit that the Sound Exchangeable Shares formerly held by such holder are exchangeable into at the applicable Exchange Ratio; and (ii) Advantage Units and cash shall be distributed to the Cash Electing Sound Exchangeable Shareholders on the basis of 0.2557 of an Advantage Unit and $0.66 cash for each one (1) Sound Unit that such Sound Exchangeable Shares formerly held by such Cash Electing Sound Exchangeable Shareholder are exchangeable into at the applicable Exchange Ratio;

Sound Reorganization - SET NPI

(m)                               the SET NPI Conveyance shall become effective and Sound shall sell, convey, assign and deliver to SET#2 and SET#2 shall purchase and accept from Sound the SET NPI and in consideration thereof SET#2 shall issue to Sound that number of SET#2 Common Shares having a value equal to the fair market value of the SET NPI pursuant to the SET NPI Conveyance Agreement;

Sound Reorganization - Mamba

(n)                                 the Mamba Property Conveyance shall become effective and Mamba shall sell, convey, assign and deliver to AcquireCo and AcquireCo shall purchase and accept from Mamba

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the Mamba Properties and in consideration thereof AcquireCo shall issue to Mamba that number of AcquireCo Preferred Shares having a value equal to the fair market value of the Mamba Properties pursuant to the Mamba Property Conveyance Agreement;

(o)                                 the Mamba Interest Conveyance shall become effective and Sound 1 shall sell, convey, assign and deliver to AcquireCo and AcquireCo shall purchase and accept from Sound 1 the Mamba Transferred Interest and in consideration thereof AcquireCo shall issue the Mamba Interest Note pursuant to the Mamba Interest Conveyance Agreement;

(p)                                 Sound 1 shall sell, convey, assign and deliver to Sound and Sound shall purchase and accept from Sound 1 the Mamba Interest Note and in consideration thereof the principal amount of debt owing by Sound 1 to Sound shall be reduced by an amount equal to the fair market value of the Mamba Interest Note;

Redemption of Sound Units & Assumption of Sound Debentures

(q)                                 the Sound Redemption Conveyance shall become effective and Sound shall sell, convey, assign and deliver to AcquireCo and AcquireCo shall purchase and accept from Sound the assets of Sound (other than units and indebtedness of Sound 1 held by Sound), including the SET#2 Common Shares, the Sound ExchangeCo#2 Shares and the Mamba Interest Note, and in consideration thereof AcquireCo shall surrender to Sound for cancellation 99% of the Sound Units and AcquireCo shall assume all of the covenants and obligations of Sound under the Sound Debenture Indenture in respect of the Sound Debentures such that the Sound Debentures will be valid and binding obligations of AcquireCo entitling the holders thereof, as against AcquireCo to all the rights of Sound under the Sound Debenture Indenture pursuant to the Sound Redemption Conveyance Agreement;

(r)                                    Advantage shall assume all of the covenants and obligations of AcquireCo under the Sound Debenture Indenture in respect of the Sound Debentures such that the Sound Debentures will be valid and binding obligations of Advantage entitling the holders thereof, as against Advantage to all the rights of the Sound Debenture Indenture, and, in connection therewith, shall enter into a supplemental indenture with the Sound Debenture Trustee in accordance with the applicable requirements of AcquireCo under the Sound Debenture Indenture and otherwise comply with all requirements of the Sound Debenture Indenture relating thereto and in consideration therefor AcquireCo shall issue to Advantage the AcquireCo Debenture Note;

Exchange of AcquireCo Shares

(s)                                  all of the shares of AcquireCo held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the shares of AcquireCo so exchanged;

Exchange of Sound ExchangeCo#2 Shares

(t)                                    all of shares of Sound ExchangeCo#2 held by AcquireCo shall be exchanged with SET#2 for that number of SET#2 Common Shares having a value equal to the fair market value of the shares of Sound ExchangeCo#2 so exchanged;

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Dissolution of Mamba

(u)                                 Mamba shall be dissolved in accordance with the following:

(i)	all of the property of Mamba shall be distributed to SET#2, AcquireCo and Sound 1 in accordance with their respective partnership interests immediately prior to the dissolution;

(ii)	SET#2, AcquireCo and Sound 1 shall be liable for all of the obligations of Mamba in accordance with their respective partnership interests immediately prior to the dissolution;

(v)                                 the Sound 1 Asset Conveyance shall become effective and the Sound 1 Assets shall be transferred by Sound 1 to SET#2 and SET#2 shall issue to Sound 1 the Sound 1 Asset Purchase Note and SET#2 shall assume the liabilities of Sound 1 assumed as a result of the dissolution of Mamba pursuant to paragraph 3.1(u)(ii) pursuant to the Sound 1 Asset Conveyance Agreement;

SET#2 Special Asset Conveyance

(w)                               the SET#2 Asset Conveyance shall become effective and the SET#2 Special Assets shall be transferred by SET#2 to AOG and AOG shall issue to SET#2 the SET#2 Asset Purchase Note and AOG Common Shares having a value equal to the fair market value of the SET#2 Special Assets pursuant to the SET#2 Asset Conveyance Agreement;

Amalgamation of AOG, AcquireCo, SET#2 and Sound ExchangeCo#2

(x)                                   AOG, SET#2, AcquireCo and Sound ExchangeCo#2 shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)	the stated capital of the common shares of SET#2, AcquireCo and Sound ExchangeCo#2 shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Amalgamation shall be the same as the articles of AOG and the name of AmalgamationCo shall be “Advantage Oil & Gas Ltd.”;

(iii)	the shares of SET#2, AcquireCo and Sound ExchangeCo#2 shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

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(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)

the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)	the by-laws of AmalgamationCo shall be the by laws of AOG;

(xi)	the first directors of AmalgamationCo shall be the directors of AOG;

(xii)	the first officers of AmalgamationCo shall be the officers of AOG; and

(xiii)	the registered office of AmalgamationCo shall be the registered office of AOG.

3.2                               The Advantage Arrangement Parties and Sound Arrangement Parties, shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1                               Each registered holder of Sound Units and Sound Exchangeable Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Sound Units or Sound Exchangeable Shares, as applicable, and shall only be entitled to be paid the fair value of the holder’s Sound Units or Sound Exchangeable Shares, as applicable, by Sound or SET, as applicable. A Dissenting Securityholder who is paid the fair value of the holder’s Sound Units or Exchangeable Shares, shall be deemed to have transferred the holder’s Sound Units to Sound and Sound Exchangeable Shares to SET for cancellation at the Effective Time, notwithstanding the provisions of the Interim Order or Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Sound Units or Sound Exchangeable Shares, as applicable, shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Sound Units or Sound Exchangeable Shares, as applicable, notwithstanding the provisions of the Interim Order or Section 191 of the ABCA. The fair value of the Sound Units and Sound Exchangeable Shares, as applicable, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Sound Units and the holders of the Sound Exchangeable Shares (through the Sound Special Voting Units) at the Sound Meeting; but in no event shall Sound or SET, as applicable, be required to recognize such Dissenting Securityholder as a Securityholder of Advantage, Sound, SET or Sound ExchangeCo or its successors after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

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ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                               From and after the Effective Time, certificates formerly representing Sound Units or Sound Exchangeable Shares that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Sound Units or Sound Exchangeable Shares by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Sound Units or Sound Exchangeable Shares, as applicable, represented by such certificates.

5.2                               Advantage and Sound shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Sound Units or Sound Exchangeable Shares, as applicable, of a duly executed and completed Letter of Transmittal and the certificates representing such Sound Units or Sound Exchangeable Shares, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Advantage Units and if applicable the amount of any cash consideration to be delivered to such holder under the Arrangement.

5.3                               If any certificate which immediately prior to the Effective Time represented an interest in outstanding Sound Units or Sound Exchangeable Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Advantage, Sound and SET and their respective transfer agents, which bond is in form and substance satisfactory to each of the Advantage, Sound and SET and their respective transfer agents, or shall otherwise indemnify Advantage, Sound and SET and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                               All distributions made with respect to any Advantage Units allotted and issued to former holders of Sound Units or Sound Exchangeable Shares pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5                               Any certificate formerly representing Sound Units or Sound Exchangeable Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such units or shares to receive Advantage Units and, as applicable, cash. In such

15

case, such Advantage Units shall be returned to Advantage for cancellation and any distributions in respect of Advantage Units shall be returned to Advantage.

5.6                               No certificates representing fractional Advantage Units shall be issued under the Arrangement. In lieu of any fractional Advantage Unit, each registered holder of Sound Units or Sound Exchangeable Shares otherwise entitled to a fractional interest in Advantage Units, shall receive the nearest whole number of Advantage Units, as applicable (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                               Advantage, Sound, AOG and SET may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Sound Units and Sound Exchangeable Shares if and as required by the Court.

6.2                               Any amendment to this Plan of Arrangement may be proposed by Advantage, Sound, AOG or SET at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Sound Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                               Any amendment to this Plan of Arrangement that is approved by the Court following the Sound Meeting shall be effective only if it is consented to by each of Advantage, Sound, AOG and SET.

6.4                               Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Advantage, Sound, AOG and SET, provided that it concerns a matter which, in the reasonable opinion of Advantage, Sound, AOG and SET, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Advantage, Sound, AOG and SET, or any former holder of Sound Units or Sound Exchangeable Shares.

16

ACTION NO. 0701-07845        2007

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SOUND ENERGY TRUST, SET RESOURCES INC., ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., SOUND UNITHOLDERS AND SOUND EXCHANGEABLE SHAREHOLDERS

FINAL ORDER

BURNET, DUCKWORTH & PALMER LLP
Barristers and Solicitors
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724
File No.: 63959-6

CLERK OF THE COURT

SEP - 5 2007

CALGARY ALBERTA

CORPORATE ACCESS NUMBER: 2013477126

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

ADVANTAGE OIL & GAS LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2007/09/05.

Articles of Amalgamation

For

ADVANTAGE OIL & GAS LTD.

Share Structure:	SEE SCHEDULE “A” ATTACHED HERETO AND FORMING PART HEREOF.
Share Transfers Restrictions:	NONE
Number of Directors:
Min Number of Directors:	3
Max Number of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE “B” ATTACHED HERETO AND FORMING PART HEREOF.

Registration Authorized By:	LINDSAY P. COX
SOLICITOR

SCHEDULE “A”

The authorized capital of the Corporation shall consist of:

(i)                                     an unlimited number of Common Shares;

(ii)                                  an unlimited number of Non-Voting Common;

(iii)                               an unlimited number of Preferred Shares, issuable in series; and

(iv)                              an unlimited number of Exchangeable Shares, issuable in series;

which classes of shares, shall have attached thereto the rights, privileges, restrictions and conditions as set forth below:

Common Shares

1.                                       Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

2.                                       Dividends

The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends and the Board of Directors shall be entitled to declare dividends in favour of the holders of other classes of shares at different times or at the same time but in different amounts as dividends declared in favour of the holders of the Common Shares or in favour of the holders of the Common Shares at different times or at the same time but in different amounts as dividends declared in favour of the holders of the other classes of shares.

3.                                       Liquidation

The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the Non-Voting Common Shares and with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

Non-Voting Common Shares

4.                                       Voting Rights

Subject to applicable law, the holders of Non-Voting Common Shares shall not be entitled to notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

5.                                       Dividends

The holders of Non-Voting Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Non-Voting Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of dividends and the Board of Directors shall be entitled to declare dividends in favour of the holders of other classes of shares at different times or at the same time but in different amounts as dividends declared in favour of the holders of the Non-Voting Common Shares or in favour of the holders of the Non-Voting Common Shares at different times or at the same time but in different amounts as dividends declared in favour of the holders of the other classes of shares.

6.                                       Liquidation

The holders of Non-Voting Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Non-Voting Common Shares in respect of return of capital on dissolution, to share rateably, together with the Common Shares and with the holders of shares of any other class of shares of the Corporation ranking equally with the Non-Voting Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

7.                                       Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the “Act”), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of

Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, the extent, if any, of further participation on a Distribution, voting rights, if any, and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative) if any.

8.                                       Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

9.                                       Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Exchangeable Shares

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a class, shall be as follows:

10.                                 Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the “Act”), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, the extent, if any, of further participation on a Distribution, voting rights, if any, and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative) if any.

11.                                 Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

12.                                 Liquidation

In the event of a Distribution, holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

SHARES IN SERIES SCHEDULE

EXCHANGEABLE SHARE PROVISIONS

PROVISIONS ATTACHING TO THE SERIES A EXCHANGEABLE SHARES

The first series Exchangeable Shares shall be designated Series A Exchangeable Shares and shall have the following rights, privileges, restrictions and conditions:

ARTICLE I

INTERPRETATION

1.1                                 For the purposes of these share provisions:

“Act” means the Business Corporations Act (Alberta), as amended;

“Advantage Trust” means Computershare Trust Company of Canada in its capacity as trustee of the Advantage Energy Income Fund, a trust duly settled under the laws of Alberta pursuant to the Advantage Trust Indenture dated April 17, 2001, as amended, supplemented and amended and restated from time to time;

“Advantage Trust Indenture” means that trust indenture dated April 17, 2001, as amended, supplemented and amended and restated from time to time, pursuant to which the Advantage Trust was created;

“Advantage Trust Units” or “Advantage Units” means the trust units of Advantage Trust, as constituted on the Effective Date;

“Advantage Unitholders” means the registered holders of Advantage Trust Units from time to time;

“affiliate” has the meaning given to that term in the Securities Act;

“Annual Redemption” has the meaning given to that term in Section 5.1(d) of these share provisions;

“Annual Redemption Date” means any date that is within the first 90 days of any calendar year commencing in 2005;

“Automatic Redemption” has the meaning given to that term in Section 5.1(a) of these share provisions;

“Automatic Redemption Date” means January 15, 2008, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

“Board of Directors” means the Board of Directors of the Corporation;

“Business Day” means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

“Call Notice” has the meaning given to that term in Section 4.3 of these share provisions;

“Call Rights” means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Advantage Oil & Gas Ltd., a corporation incorporated under the Act;

“Cumulative Dividend Amount Exchange Ratio”, at any time, shall equal the Exchange Ratio at such time less one;

“Current Market Price” means, in respect of a Advantage Trust Unit on any date, the weighted average trading price of a Advantage Trust Unit on the TSX for the five trading days preceding that date, or, if the Advantage Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Advantage Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Advantage Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of an Advantage Trust Unit, then the Current Market Price of a Advantage Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that (a) any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, and (b) that for purposes of this definition, the weighted average trading price shall be determined by dividing (i) the aggregate dollar trading value of all Advantage Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (ii) the total number of Advantage Trust Units sold on such stock exchange or system during such period;

“De Minimus Redemption” has the meaning given to that term in Section 5.1(c) of these share provisions;

“De Minimus Redemption Date” has the meaning given to that term in Section 5.1(c) of these share provisions;

“Distribution” means a distribution paid by Advantage Trust in respect of the Advantage Trust Units, expressed as an amount per Advantage Trust Unit, provided that it does not include a distribution of additional Advantage Trust Units pursuant to Section 5.8 of the Advantage Trust Indenture;

“Distribution Payment Date” means a date on which a Distribution is paid to Advantage Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

“Distribution Record Date” means the day on which Advantage Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each calendar month;

“Dividend Record Date” has the meaning given to that term in Section 3.3 of these share provisions;

“Effective Date” means the date the first Exchangeable Shares are issued;

“Exchange Ratio” at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Advantage Trust Unit paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

“Exchange Rights” has the meaning given to that term in the Voting and Exchange Trust Agreement;

“Exchangeable Shares” mean the non-voting Series A Exchangeable Shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

“ExchangeCo” means Advantage ExchangeCo Ltd., a corporation incorporated under the Act;

“Governmental Entity” means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holder” means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

“LCR Exercising Party” has the meaning given to that term in Section 6.5 of these share provisions;

“Liquidation Amount” has the meaning given to that term in Section 6.1 of these share provisions;

“Liquidation Call Right” has the meaning ascribed thereto in Section 6.5 of these share provisions;

“Liquidation Date” has the meaning given to that term in Section 6.1 of these share provisions;

“Liquidation Offer” has the meaning given to that term in Section 6.5 of these share provisions;

“Non-Resident” means (i) a Person who is not resident of Canada for the purposes of the Income Tax Act (Canada) or (ii) a partnership that is not a Canadian partnership for the purpose of the Income Tax Act (Canada);

“Optional Redemption” has the meaning given to that term in Section 5.1(b) of these share provisions;

“Optional Redemption Date” means any date that is after the Effective Date;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Promissory Notes” means the promissory notes of the Corporation in favour of Advantage Trust as outstanding from time to time;

“Purchase Price” has the meaning given to that term in Section 4.3 of these share provisions;

“RCR Exercising Party”, for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Call Right” has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Date” means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

“Redemption Offer” has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Price” means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of an Advantage Trust Unit on the last Business Day prior to such Redemption Date;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Retracted Shares” has the meaning given to that term in Section

4.1(b) of these share provisions;

“Retraction Call Right” has the meaning given to that term in Section 4.1(c) of these share provisions;

“Retraction Date” means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

“Retraction Offer” has the meaning given to that term in Section 4.1(c) of these share provisions;

“Retraction Price” has the meaning given to that term in Section 4.1 of these share provisions;

“Retraction Request” has the meaning given to that term in Section 4.1 of these share provisions;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Support Agreement” means the agreement made among Advantage Trust, the Corporation, ExchangeCo and the Trustee and dated as of the Effective Date;

“TSX” means the Toronto Stock Exchange;

“Transfer Agent” means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

“Trustee” means the trustee chosen by Advantage Trust to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“U.S. Person” means a U.S. Person as defined in Rule 902(k) under Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“Voting and Exchange Trust Agreement” means the agreement made among Advantage Trust, the Corporation, ExchangeCo and the Trustee and dated as of the Effective Date.

ARTICLE II

AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1                                 The Corporation is authorized to issue an unlimited number of Exchangeable Shares without nominal or par value.

2.2                                 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Advantage Trust from time to time, including without limitation, the indebtedness evidenced by the Promissory Notes.

ARTICLE III

DIVIDENDS

3.1                                 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Advantage Trust Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date, multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2                                 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Subject to Article XIV, certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3                                 The record date (a “Dividend Record Date”) for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4                                 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE IV

RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1                                 Subject to applicable law, and provided neither Advantage Trust nor ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the “Retraction Price”) equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Advantage Trust Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price, subject to Article XIV, shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such redemption, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a)                                  declaring that the holder is not a Non-Resident;

(b)                                 specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation; and

(c)                                  appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Advantage Trust and ExchangeCo (the “Retraction Offer”) on the terms and conditions set out in Section 4.3 below (Advantage Trust’s and ExchangeCo’s right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the “Retraction Call Right”).

4.2                                 Subject to the exercise by Advantage Trust or ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Advantage Trust or ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3                                 ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Advantage Trust has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Advantage Trust and ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Advantage Trust and ExchangeCo in respect of the holder’s Retracted Shares by providing to Advantage Trust and ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Advantage Trust or ExchangeCo must notify the Corporation of its determination to do so (the “Call Notice”) on or before 4:30 p.m. (Calgary time) on the date of notification to Advantage Trust and ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Advantage Trust or ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Advantage Trust nor ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Advantage Trust or ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Advantage Trust or ExchangeCo, as applicable (in this Article 4, the “RCR Exercising Party”), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the “Purchase Price”) equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Advantage Trust nor ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4                                 Subject to Article XIV, the Corporation, Advantage Trust or ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder’s Retraction Request, certificates representing the Advantage Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Advantage Trust or ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5                                 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Advantage Trust or ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Advantage Trust Units delivered to it.

4.6                                 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Advantage Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Advantage Trust or ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Advantage Trust or ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7                                 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void.

ARTICLE V

REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1                                 Subject to applicable law, and provided neither Advantage Trust nor ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a)                                  shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an “Automatic Redemption”);

(b)                                 may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an “Optional Redemption”);

(c)                                  may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 100,000 (such redemption date being the “De Minimus Redemption Date”), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a “De Minimus Redemption”); and

(d)                                 may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price (such redemption being an “Annual Redemption”);

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Advantage Trust and ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2                                 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Advantage Trust or ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the

Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Advantage Trust and ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3                                 On or after the applicable Redemption Date and subject to the exercise by Advantage Trust or ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a declaration of the holder that such holder is not a Non-Resident (a “Declaration”) and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article XIV, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Advantage Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4                                 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Advantage Trust Units or to have had cash delivered to them or the custodian on their behalf; as applicable.

5.5                                 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Advantage Trust and ExchangeCo (the “Redemption Offer”) the overriding right (Advantage Trust’s and ExchangeCo’s right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the “Redemption Call Right”), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Advantage Trust or ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Advantage Trust or ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Advantage Trust or ExchangeCo is exercising such right (in this Article 5, the “RCR Exercising Party”) to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Advantage Trust and ExchangeCo by sending or causing to be sent to Advantage Trust and ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6                                 ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Advantage Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Advantage Trust or ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7                                 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Advantage Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Advantage Trust and ExchangeCo) shall be limited to: (i) receiving such holder’s proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and a duly completed Declaration, and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Advantage Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Advantage Trust Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Advantage Trust nor ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE VI

DISTRIBUTION ON LIQUIDATION

6.1                                 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the “Liquidation Amount”) equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Advantage Trust Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article XIV, that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2                                 On or promptly after the Liquidation Date, and subject to the exercise by Advantage Trust or ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the

Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Advantage Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3                                 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Advantage Units delivered to them or the custodian on their behalf.

6.4                                 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5                                 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Advantage Trust and ExchangeCo (the “Liquidation Offer”) the overriding right (Advantage Trust’s and ExchangeCo’s right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the “Liquidation Call Right”), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of

Exchangeable Shares (other than Advantage Trust or ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Advantage Trust or ExchangeCo is exercising such right (in this Article 6, the “LCR Exercising Party”) to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder, subject to Article XIV, that number of Advantage Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6                                 ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Advantage Trust has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Advantage Trust and ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Advantage Trust or ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7                                 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Advantage Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation

Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Advantage Trust and ExchangeCo) shall be limited to: (i) receiving such holder’s proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and a Declaration, and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Advantage Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, a Declaration and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Advantage Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Advantage Trust nor ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE VII

CERTAIN RESTRICTIONS

7.1                                 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a)                                  pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)                                 redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c)                                  redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends. or on any liquidation distribution; or

(d)                                 issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE VIII

PURCHASE FOR CANCELLATION

8.1                                 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2                                 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or, if applicable, through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3                                 Subject to applicable law, the Corporation by notice from time to time to Advantage Trust or ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Advantage Trust or ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Advantage Trust Units (the “Delivered Advantage Units”) to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Advantage Trust or ExchangeCo, as applicable of a promissory note in the principal amount equal to the fair market value of the Delivered Advantage Units (where the fair market value of the Delivered Advantage Units is determined by multiplying the number of Delivered Advantage Units by the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date. All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE IX

VOTING RIGHTS

9.1                                 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE X

AMENDMENT AND APPROVAL

10.1                           The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2                           Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Advantage Trust, ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Advantage Trust, ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE XI

RECIPROCAL CHANGES, ETC. IN RESPECT OF ADVANTAGE TRUST UNITS

11.1                           Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Advantage Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Advantage Trust:

(a)                                  issues or distributes Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) to the holders of all or substantially all of the then outstanding Advantage Trust Units by way of stock distribution or other distribution, other than (i) an issue of Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) to holders of Advantage Trust Units who exercise an option to receive distributions in Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Units) in lieu of receiving cash distributions; or (ii) pursuant to Section 5.8 of the Advantage Trust Indenture;

(b)                                 issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Advantage Trust Units entitling them to subscribe for or to purchase Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units); or

(c)                                  issues or distributes to the holders of all or substantially all of the then outstanding Advantage Trust Units:

(i)                                     securities of Advantage Trust of any class other than Advantage Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Advantage Trust Units);

(ii)                                  rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii)                               evidences of indebtedness of Advantage Trust; or

(iv)                              assets of Advantage Trust other than Distributions which result in an adjustment to the Exchange Ratio,

(d)                                 subdivides, redivides or changes the then outstanding Advantage Trust Units into a greater number;

(e)                                  reduces, combines, consolidates or changes the then outstanding Advantage Trust Units into a lesser number of Advantage Units except as contemplated by Section 3.4 of the Advantage Trust Indenture; or

(f)                                    reclassifies or otherwise changes the Advantage Trust Units or effects an amalgamation, merger, reorganization or other transaction affecting the Advantage Trust Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE XII

ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1                           The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Advantage Trust and ExchangeCo with all provisions of the Support Agreement applicable to the Corporation,

Advantage Trust and ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2                           The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)                                  adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b)                                 making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c)                                  making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE XIII

LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1                           The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2                           Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Advantage Trust and ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Advantage Trust and ExchangeCo as therein provided.

13.3                           The Corporation, Advantage Trust, ExchangeCo and the

Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Advantage Trust, ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Advantage Trust, ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Advantage Trust, ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Advantage Trust, ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE XIV

NON-RESIDENT HOLDERS

14.1                           Notwithstanding anything contained in these share provisions the obligation of the Corporation, Advantage Trust or ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Advantage Trust or ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is a Non-Resident, shall be satisfied by delivering the Advantage Trust Units which would have been received by the affected holder to the Transfer Agent who shall sell such Advantage Trust Units on the stock exchange on which the Advantage Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE XV

SPECIFIED AMOUNT

15.1                           The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount equal to the fair market value of one Advantage Trust Unit on the Effective Date.

ARTICLE XVI

NO FRACTIONAL ENTITLEMENTS

16.1                           Notwithstanding anything contained in this Agreement including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Advantage Trust, ExchangeCo nor the Trustee shall deliver fractions of Advantage Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Advantage Trust Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Advantage Trust Units.

ARTICLE XVII

NOTICES

17.1                           Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2                           Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3                           Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A RETRACTION REQUEST

To Advantage Oil & Gas Ltd., Advantage Energy Income Fund and Advantage ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of Advantage Oil & Gas Ltd. represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Advantage Oil & Gas Ltd. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Advantage Oil & Gas Ltd. redeem in accordance with Article 4 of the Share Provisions:

ALL SHARE(S) REPRESENTED BY THIS CERTIFICATE; OR                               SHARE(S) OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Advantage Oil & Gas Ltd.

The undersigned acknowledges the overriding Retraction Call Right of Advantage Trust and Advantage ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Advantage Trust and Advantage ExchangeCo Ltd. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Advantage Trust and Advantage ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Advantage Oil & Gas Ltd. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Advantage Oil & Gas Ltd. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Advantage Trust or Advantage ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Advantage Oil & Gas Ltd., Advantage Energy Income Fund and Advantage ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Advantage Oil & Gas Ltd., Advantage Energy Income Fund or Advantage ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants to Advantage Oil & Gas Ltd., Advantage Trust and Advantage ExchangeCo Ltd. that the undersigned:

☐ is

(select one)

☐ is not

a Non-Resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a Non-Resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares, and any Advantage Trust Units otherwise receivable by the undersigned will be sold by the Transfer Agent of Advantage Oil & Gas Ltd. on the stock exchange on which the Advantage Trust Units are then listed and, upon such sale, the rights of the undersigned shall be limited to receiving the net proceeds of sale (net of applicable taxes).

(Date)	(Guarantee of Signature)	(Signature of Shareholder)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:            This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Advantage ExchangeCo Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities are to be Registered or Delivered (please print):

Street Address or P.O. Box:

City, Province and Postal Code:

Social Insurance Number:

Signature of Shareholder:

Signature Guaranteed by:

NOTE:                                                            If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of Advantage Oil & Gas Ltd. represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of Advantage Oil & Gas Ltd., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

SCHEDULE “B”

TO THE ARTICLES OF AMALGAMATION
OF ADVANTAGE OIL & GAS LTD.

a.                                       The directors of the Corporation may, without authorization of the shareholders:

i.                                          borrow money on the credit of the Corporation;

ii.                                       issue, reissue, sell or pledge debt obligations of the Corporation;

iii.                                    subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

iv.                                   mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

b.                                      The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

c.                                       The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d.                                      Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, Victoria or Kelowna, British Columbia; Winnipeg, Manitoba; Toronto, Ottawa or Hamilton, Ontario; Montreal, Quebec; Halifax, Nova Scotia; New York, New York; Chicago, Illinois; Los Angeles, San Francisco, San Diego or Palm Springs, California; Seattle, Washington; or Phoenix, Arizona.

AR                              10000606101829727

2013477126

Business Corporations Act

(Alberta)

Sections 193

1.	Name of Corporation: ADVANTAGE OIL & GAS LTD.	2.	Corporate Access Number: 2012515587

3.                   In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated September 5, 2007 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Schedule “A” (which is incorporated into and forms a part hereof), involving, inter alia, Advantage Oil & Gas Ltd, Advantage Energy Income Fund, 1335703 Alberta Ltd., Sound Energy Trust, SET Resources Inc., Sound ExchangeCo Ltd., Mamba Production Partnership, 1336949 Alberta Ltd. and 1336948 Alberta Ltd.

The Articles of Advantage Oil & Gas Ltd. are not amended by the Plan of Arrangement.

BURNET, DUCKWORTH & PALMER LLP

SEP 05 2007

FILED	[ILLEGIBLE]

Kelly Drader	/s/ Kelly Drader
Name of Person Authorizing (please, print)	Signature

Director	SEP 05 2007
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

I hereby certify this to be a true copy of the original order

Dated this 5 day of Sept 2007

/s/ [ILLEGIBLE]
for Clerk of the Court

Action No. 0701-07845

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SOUND ENERGY TRUST, SET RESOURCES INC., ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., SOUND UNITHOLDERS AND SOUND EXCHANGEABLE SHAREHOLDERS

BEFORE THE HONOURABLE	)	AT THE CALGARY COURTS CENTRE, AT
JUSTICE S.L. MARTIN	)	CALGARY, ALBERTA, ON THE 5th DAY OF
IN CHAMBERS	)	SEPTEMBER 2007.

FINAL ORDER

UPON the Application of Sound Energy Trust (“Sound”) and SET Resources Inc. (“SET”) for approval of a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, as amended (the “ABCA”);

AND UPON reading the Petition of Sound and SET and the Affidavits of Thomas P. Stan (sworn on August 2, 2007 and September 5, 2007);

AND UPON hearing counsel for Sound and SET and counsel for Advantage Energy Income Fund (“Advantage”) and Advantage Oil & Gas Ltd., (“AOG”);

AND UPON being advised that no Notices of Intention to Appear have been filed with respect to this application;

AND UPON being advised that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application and that the Executive Director does not intend to appear or make submissions with respect to this application;

AND UPON it appearing that a special meeting (the “Sound Meeting”) of the holders of trust units of Sound (“Sound Unitholders”) and the holders of exchangeable shares of SET (“Sound Exchangeable Shareholders”) was called and conducted in accordance with the Interim Order of this Honourable Court dated August 2, 2007 (the “Interim Order”), that the required quorum was present at the Sound Meeting, and that the Sound Unitholders and Sound Exchangeable Shareholders approved the Arrangement in the manner and by the requisite majority provided for in the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON being satisfied based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Sound Unitholders and the Sound Exchangeable Shareholders and that the Arrangement ought to be approved;

AND UPON being advised that the approval of the Arrangement by this Court will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, pursuant to Section 3(a)(10) thereof, with respect to securities issued under the Arrangement;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1.                                       The Plan of Arrangement proposed by Sound and SET, in the form attached as Schedule “A” to this Order, is hereby approved by this Court under Section 193 of the ABCA and will, upon the filing of the Articles of Arrangement under the ABCA, become effective in accordance with its terms and be binding on Sound, SET, Advantage, AOG, Sound Unitholders, Sound Exchangeable Shareholders and all other persons.

2.                                       The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the Sound Unitholders and the Sound Exchangeable Shareholders and to other affected parties.

2

3.                                       The Articles of Arrangement in respect of the Arrangement shall be filed pursuant to Section 193 of the ABCA on such date as Sound and SET determines, provided that such date is not later than October 31, 2007.

4.                                       Service of notice of this application, of the notices in respect of the Sound Meeting and of the Interim Order is hereby deemed good and sufficient.

5.                                       Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

/s/ S. Martin
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

September 5, 2007.

V.A. BRANDT	COURT SEAL
Clerk of the.Court of Queen’s Bench

3

SCHEDULE “A”

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                               In this Plan of Arrangement, the following terms have the following meanings:

(a)                                  “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “AOG” means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(c)                                  “AOG Common Shares” means the common shares of AOG;

(d)                                 “AcquireCo” means 1335703 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly owned Subsidiary of Advantage;

(e)                                  “AcquireCo Debenture Note” means the interest bearing unsecured subordinated promissory note issued by AcquireCo to Advantage pursuant to subsection 3.1(q) in an amount equal to the fair market value of the Sound Debenture obligation assumed by Advantage to AcquireCo under subsection 3.1(q);

(f)                                    “AcquireCo Preferred Shares” means the First Preferred Shares of AcquireCo;

(g)                                 “Acquisition Note” means the interest bearing unsecured subordinated promissory note issued by AcquireCo to Advantage pursuant to subsection 3.1(j) in an amount equal to the fair market value of the Advantage Units and funds transferred by Advantage to AcquireCo under subsection 3.1(j);

(h)                                 “Advantage” means Advantage Energy Income Fund, a trust organized under the laws of the Province of Alberta and governed by the Advantage Trust Indenture;

(i)                                     “Advantage Arrangement Parties” means Advantage, AOG and AcquireCo;

(j)                                     “Advantage Trust Indenture” means the amended and restated trust indenture dated effective as of June 23, 2006, between AOG and Computershare Trust Company of Canada, as amended or supplemented from time to time;

(k)                                  “Advantage Units” means trust units of Advantage;

(l)                                     “AmalgamationCo” means the corporation formed upon the amalgamation of AOG, AcquireCo, SET#2 and Sound ExchangeCo#2 pursuant to this Arrangement;

(m)                               “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(n)                                 “Arrangement Agreement” means the arrangement agreement dated July 9, 2007 among Advantage, AOG, Sound and SET with respect to the Arrangement and all amendments thereto;

(o)                                 “Arrangement Resolution” means the applicable special resolutions in respect of the Arrangement to be considered at the Sound Meeting;

(p)                                 “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(q)                                 “Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(r)                                    “Cash Electing Sound Unitholder” means a Sound Unitholder who has elected pursuant to the applicable validly completed and executed Letter of Transmittal to receive a portion of the consideration for his Sound Units in cash;

(s)                                  “Cash Electing Sound Exchangeable Shareholder” means a Sound Exchangeable Shareholder who has elected pursuant to the applicable validly completed and executed Letter of Transmittal to receive a portion of the consideration for his Sound Exchangeable Shares in cash;

(t)                                    “Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(u)                                 “Court” means the Court of Queen’s Bench of Alberta;

(v)                                 “Debentureholders” means the holders of the Sound Debentures;

(w)                               “Depositary” means Computershare Trust Company of Canada or such other nationally recognized trust company as may be designated by Advantage and Sound;

(x)                                   “Dissenting Securityholders” means the Dissenting Sound Unitholders and the Dissenting Sound Exchangeable Shareholders;

(y)                                 “Dissenting Sound Exchangeable Shareholders” means registered holders of Sound Exchangeable Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(z)                                   “Dissenting Sound Unitholders” means registered holders of Sound Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(aa)                            “Effective Date” means the date the Arrangement is effective under the ABCA;

(bb)                          “Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA;

2

(cc)                            “Exchange Ratio” means the exchange ratio applicable to the particular series of Sound Exchangeable Shares which is in effect immediately prior to the Effective Time;

(dd)                          “Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Sound Unitholders, the Advantage Arrangement Parties and the Sound Arrangement Parties, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ee)                            “Interim Order” means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)                                “Letters of Transmittal” means the letters of transmittal accompanying the information circular sent to the Sound Unitholders and Sound Exchangeable Shares, as applicable, pursuant to which such holders are required to deliver certificates representing Sound Units and Sound Exchangeable Shares in order to receive the consideration payable to them pursuant to the Arrangement;

(gg)                          “Mamba” means the Mamba Production Partnership, a partnership formed on November 12, 2004;

(hh)                          “Mamba Interest Conveyance” means the conveyance by Sound 1 of the Mamba Transferred Interest to AcquireCo in exchange for the Mamba Interest Note pursuant to the Mamba Interest Conveyance Agreement;

(ii)                                  “Mamba Interest Conveyance Agreement” means the conveyance agreement between AcquireCo, Sound 1, SET#2 and Mamba to be dated the Effective Date effecting the Mamba Interest Conveyance;

(jj)                                  “Mamba Interest Note” means the interest bearing unsecured subordinated demand note issued by AcquireCo to Sound 1 pursuant to the Mamba Interest Conveyance Agreement having a principal amount equal to the fair market value of the Mamba Transferred Interest;

(kk)                            “Mamba Properties” means all of the assets of Mamba, other than tangible properties;

(ll)                                  “Mamba Property Conveyance” means the conveyance by Mamba of the Mamba Properties to AcquireCo in exchange for AcquireCo Preferred Shares pursuant to the Mamba Property Conveyance Agreement;

(mm)                      “Mamba Property Conveyance Agreement” means the conveyance agreement between AcquireCo and Mamba to be dated the Effective Date effecting the Mamba Property Conveyance;

(nn)                          “Mamba Transferred Interest” means a 99.98% interest in Mamba held by Sound 1, and for greater certainty excludes a 0.01% interest in Mamba also held by Sound 1;

(oo)                          “Person” has the meaning set forth in the ABCA;

(pp)                          “Registrar” means the Registrar appointed under Section 263 of the ABCA;

3

(qq)	“SET” means SET Resources Inc., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Sound;

(rr)	“SET Common Shares” means the common shares of SET;

(ss)	“SET Internal Debt” means all amounts owing from SET to Sound as at the Effective Time;

(tt)	“SET NPI” means the 99% net profits interest in the resource properties of SET held by Sound pursuant to the net profit interest agreement dated December 23, 2003 between SET and Sound, as amended;

(uu)	“SET NPI Conveyance” means the conveyance by Sound of the SET NPI to SET#2 in exchange for SET#2 Shares pursuant to the SET NPI Conveyance Agreement;

(vv)	“SET NPI Conveyance Agreement” means the conveyance agreement between Sound and SET#2 to be dated the Effective Date effecting the SET NPI Conveyance;

(ww)	“SET SubCo” means 1336949 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Sound;

(xx)	“SET SubCo Common Shares” means the common shares of SET SubCo;

(yy)	“SET#2” means the corporation formed upon the amalgamation of SET and SET Subco pursuant to this Arrangement;

(zz)

“SET#2 Asset Conveyance” means the conveyance by SET#2 of the SET#2 Special Assets to AOG in exchange for the SET#2 Asset Purchase Note and AOG Common Shares pursuant to the SET#2 Asset Conveyance Agreement;

(aaa)	“SET#2 Asset Conveyance Agreement” means the conveyance agreement between SET#2 and AOG to be dated the Effective Date effecting the SET#2 Asset Conveyance;

(bbb)

“SET#2 Asset Purchase Note” means the non-interest bearing unsecured subordinated demand note issued by AOG to SET#2 pursuant to subsection 3.1(w) issued to SET#2 pursuant to the SET#2 Asset Conveyance Agreement;

(ccc)	“SET#2 Common Shares” means the common shares of SET#2;

(ddd)	“SET#2 Special Assets” means the assets of SET#2 to be conveyed to AOG pursuant to the SET#2 Asset Conveyance Agreement;

(eee)	“Securities” means the Advantage Units and/or Sound Securities, as the case may be;

(fff)	“Securityholders” means the holders from time to time of Advantage Units and/or Sound Securities, as the case may be;

(ggg)	“Sound” means Sound Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Sound Trust Indenture;

(hhh)	“Sound Arrangement Parties” means Sound, SET and Sound ExchangeCo;

4

(iii)

“Sound Debenture Indenture” means the trust indenture dated June 10, 2004 between Sound and the Sound Debenture Trustee governing the terms and conditions of the Sound 8.0% Debentures and the Sound 8.75% Debentures;

(jjj)	“Sound Debenture Trustee” means Computershare Trust Company:

(kkk)	“Sound Debentures” means, collectively, the Sound 8.0% Debentures and the Sound 8.75% Debentures;

(lll)	“Sound 8.0% Debentures” means the 8.0% convertible unsecured subordinated debentures of Sound issued pursuant to the Sound Debenture Indenture;

(mmm)	“Sound 8.75% Debentures” means the 8.75% convertible unsecured subordinated debentures of Sound issued on pursuant to the Sound Debenture Indenture:

(nnn)	“Sound Exchangeable Shareholders” means holders from time to time of Sound Exchangeable Shares;

(ooo)	“Sound Exchangeable Shares” means the non-voting exchangeable shares in the capital of SET (other than those held by Sound ExchangeCo at the Effective Time);

(ppp)	“Sound ExchangeCo” means Sound ExchangeCo Ltd. a corporation incorporated under the ABCA and a wholly-owned Subsidiary of Sound;

(qqq)	“Sound ExchangeCo Notes” means all amounts owing from Sound ExchangeCo to Sound as at the Effective Time;

(rrr)	“Sound ExchangeCo Shares” means the common shares in the capital of Sound ExchangeCo;

(sss)	“Sound ExchangeCo#2” means the corporation formed upon the amalgamation of Sound ExchangeCo and Sound Exchange Subco pursuant to this Arrangement;

(ttt)	“Sound ExchangeCo#2 Shares” means the common shares in the capital of Sound ExchangeCo#2;

(uuu)	“Sound Exchange SubCo” means 1336948 Alberta Ltd. a corporation incorporated under the ABCA and a wholly-owned subsidiary of Sound;

(vvv)	“Sound Exchange SubCo Shares” means the common shares in the capital of Sound Exchange SubCo;

(www)

“Sound Redemption Conveyance” means the conveyance by Sound all of the Sound assets (other than units and indebtedness of Sound 1 held by Sound), including the SET#2 Common Shares, Sound ExchangeCo#2 Shares and Mamba Interest Note, to AcquireCo in exchange for surrender of 99% of the Sound Units held by AcquireCo and the assumption of the Sound Debentures pursuant to the Sound Redemption Conveyance Agreement;

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(xxx)	“Sound Redemption Conveyance Agreement” means the conveyance agreement between Sound and AcquireCo to be dated the Effective Date effecting the Sound Redemption Conveyance;

(yyy)

“Sound Meeting” means the special meeting of Sound Unitholders and the holders of Sound Exchangeable Shares (through the Sound Special Voting Units) to be held to consider the Arrangement Resolution, and related matters, and any adjournment(s) thereof;

(zzz)	“Sound Securities” means collectively the Sound Units and the Sound Exchangeable Shares;

(aaaa)

“Sound Trust Indenture” means Sound’s amended and restated trust indenture dated as of August 14, 2006 between SET and Computershare Trust Company of Canada, as such may be amended, supplemented or restated from time to time;

(bbbb)	“Sound Units” means the trust units of Sound;

(cccc)	“Sound Unitholders” means the holders from time to time of Sound Units;

(dddd)	“Sound 1” means Sound 1 Trust, a trust organized under the laws of the Province of Alberta and governed by the Sound 1 Trust Indenture;

(eeee)

“Sound 1 Asset Conveyance” means the conveyance by Sound 1 of the Sound 1 Assets to SET#2 in exchange for the Sound 1 Purchase Note and the assumption, by SET#2 of the liabilities of Sound 1 assumed pursuant to the dissolution of Mamba pursuant to paragraph 3.1(u)(ii) pursuant to the Sound 1 Asset Conveyance Agreement;

(ffff)	“Sound 1 Asset Conveyance Agreement” means the conveyance agreement between Sound 1 and SET#2 to be dated the Effective Date effecting the Sound 1 Asset Conveyance;

(gggg)

“Sound 1 Asset Purchase Note” means the non-interest bearing unsecured subordinated demand note issued by SET#2 to Sound 1 pursuant to subsection 3.1(v) in an amount equal to the fair market value of the Sound 1 Assets transferred by Sound 1 to SET#2 under subsection 3.1(v), less the value of the liabilities of Sound 1 assumed as a result of the dissolution of Mamba pursuant to paragraph 3.1(u)(ii) which are assumed by SET#2 pursuant to the Sound 1 Asset Conveyance Agreement;

(hhhh)	“Sound 1 Assets” means all of the assets of Sound 1 to be conveyed to SET#2 pursuant to the Sound 1 Asset Conveyance Agreement;

(iiii)	“Sound 1 Notes” means all amounts owing from Sound 1 to Sound as at the Effective Time;

(jjjj)

“Sound 1 Trust Indenture” means Sound 1’s amended and restated trust indenture dated as of November 28, 2004 between 1133004 Alberta Ltd. and NAV Energy Trust, as amended on November 12, 2006, as such may be amended, supplemented or restated from time to time;

6

(kkkk)

“Subsidiary” means, with respect to any Person, an entity which is a subsidiary (within the meaning set forth in the ABCA) of such Person (assuming for such purposes, if such Person is not a body corporate, as if such Person were a body corporate) and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a body corporate; and

(llll)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                               This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2                               This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Sound Unitholders; (ii) Sound Exchangeable Shareholders; (iii) the Advantage Arrangement Parties; (iv) the Debentureholders; and (v) the Sound Arrangement Parties.

2.3                               The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

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ARTICLE 3
ARRANGEMENT

3.1                               Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Sound Trust Indenture and Other Constating Documents

(a)                                  the Sound Trust Indenture and other constating documents of the Sound Arrangement Parties shall be amended:

(i)                                     to cause the Sound Units held by each Sound Unitholder (who is not a Cash Electing Sound Unitholder) to be transferred to AcquireCo, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Advantage Units on the basis of 0.3 of an Advantage Unit for each one (1) Sound Unit held by such holder, pursuant to Subsection 3.1(k) of this Plan of Arrangement;

(ii)                                  to cause the Sound Units held by each Cash Electing Sound Unitholder to be transferred to AcquireCo, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Advantage Units and cash on the basis of 0.2557 of an Advantage Unit and $0.66 in cash for each one (1) Sound Unit held by a Cash Electing Sound Unitholder, pursuant to Subsection 3.1(k);

(iii)                               to cause the Sound Units held by Dissenting Target Unitholders to be transferred to Sound, as of the Effective Date, in accordance with the terms of the Plan of Arrangement, pursuant to Subsection 3.1(b); and

(iv)                              otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(b)                                 the Sound Units held by Dissenting Sound Unitholders shall be deemed to have been transferred to Sound (free of any claims) and such Dissenting Sound Unitholders shall cease to have any rights as Sound Unitholders other than the right to be paid the fair value of their Sound Units in accordance with Article 4;

(c)                                  the Sound Exchangeable Shares held by Dissenting Sound Exchangeable Shareholders shall be deemed to have been transferred to Sound ExchangeCo (free of any claims) and such Dissenting Sound Exchangeable Shareholder shall cease to have any rights as a Sound Exchangeable Shareholder other then the right to be paid the fair value of their Sound Exchangeable Shares in accordance with Article 4;

Sound Reorganization - SET Debt

(d)                                 Sound shall sell, convey, assign and deliver to SET SubCo and SET SubCo shall purchase and accept from Sound all of the SET Internal Debt and in consideration thereof SET SubCo shall issue to Sound that number of SET SubCo Common Shares having a value equal to the fair market value of the SET Internal Debt;

8

(e)                                  Sound shall sell, convey, assign and deliver to SET and SET shall purchase and accept from Sound all of the SET SubCo Common Shares held by Sound and in consideration thereof SET shall issue to Sound that number of SET Common Shares having a value equal to the fair market value of the SET SubCo Common Shares so transferred;

(f)                                    SET and SET SubCo shall be amalgamated and continued as one corporation, SET#2, in accordance with the following:

(i)                                     the stated capital of the common shares of SET and SET SubCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)                                  the articles of Amalgamation shall be the same as the articles of SET and the name of SET#2 shall be “SET Resources Inc.”;

(iii)                               the shares of SET SubCo shall be cancelled without any repayment of capital;

(iv)                              the property of each of the amalgamating corporations shall continue to be the property of SET#2;

(v)                                 SET#2 shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)                              any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)                           any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against SET#2;

(viii)                        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against SET#2;

(ix)                                the Articles of Amalgamation of SET#2 shall be deemed to be the Articles of SET#2 and the Certificate of Amalgamation of SET#2 shall be deemed to be the Certificate of Incorporation of SET#2;

(x)                                   the by-laws of SET#2 shall be the by laws of SET;

(xi)                                the first directors of SET#2 shall be the directors of SET;

(xii)                             the first officers of SET#2 shall be the officers of SET; and

(xiii)                          the registered office of SET#2 shall be the registered office of SET;

Sound Reorganization - Sound ExchangeCo Debt

(g)                                 Sound shall sell, convey, assign and deliver to Sound Exchange SubCo and Sound Exchange SubCo shall purchase and accept from Sound all of the Sound ExchangeCo Notes and in consideration thereof Sound Exchange SubCo shall issue to Sound that number of Sound Exchange SubCo Shares having a value equal to the fair market value of the Sound ExchangeCo Notes;

9

(h)                                 Sound shall sell, convey, assign and deliver to Sound ExchangeCo and Sound ExchangeCo shall purchase and accept from Sound all of the Sound Exchange SubCo Shares held by Sound and in consideration thereof Sound ExchangeCo shall issue to Sound that number of Sound ExchangeCo Shares having a value equal to the fair market value of the Sound Exchange SubCo Shares so transferred;

(i)                                     Sound ExchangeCo and Sound Exchange SubCo shall be amalgamated and continued as one corporation, Sound ExchangeCo#2, in accordance with the following:

(i)                                     the stated capital of the common shares of Sound ExchangeCo and Sound Exchange SubCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)                                  the articles of Amalgamation shall be the same as the articles of Sound ExchangeCo and the name of Sound ExchangeCo#2 shall be “Sound ExchangeCo Ltd.”;

(iii)                               the shares of Sound Exchange SubCo shall be cancelled without any repayment of capital;

(iv)                              the property of each of the amalgamating corporations shall continue to be the property of Sound ExchangeCo#2;

(v)                                 Sound ExchangeCo#2 shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)                              any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)                           any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Sound ExchangeCo#2;

(viii)                        a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Sound ExchangeCo#2;

(ix)                                the Articles of Amalgamation of Sound ExchangeCo#2 shall be deemed to be the Articles of Sound ExchangeCo#2 and the Certificate of Amalgamation of Sound ExchangeCo#2 shall be deemed to be the Certificate of Incorporation of Sound ExchangeCo#2;

(x)                                   the by-laws of Sound ExchangeCo#2 shall be the by laws of Sound ExchangeCo;

(xi)                                the first directors of Sound ExchangeCo#2 shall be the directors of Sound ExchangeCo;

(xii)                             the first officers of Sound ExchangeCo#2 shall be the officers of Sound ExchangeCo; and

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(xiii)                          the registered office of Sound ExchangeCo#2 shall be the registered office of Sound ExchangeCo;

Acquisition of Advantage Units and Cash by AcquireCo

(j)                                     Advantage shall issue to AcquireCo that number of Advantage Units that are required to be distributed by AcquireCo pursuant to sections 3.1(k) and 3.1(1) in exchange for the acquisition by AcquireCo of all of the issued and outstanding Sound Units and Sound Exchangeable Shares and shall transfer to AcquireCo the funds necessary to enable AcquireCo to satisfy its obligations under sections 3.1(k) and 3.1(l), and in exchange for the issuance of Advantage Units and the transfer of such funds, AcquireCo shall issue to Advantage the Acquisition Note;

Acquisition of Sound Units by AcquireCo

(k)                                  AcquireCo shall acquire all of the issued and outstanding Sound Units in exchange for Advantage Units and cash in accordance with the election, if any, made pursuant to Letters of Transmittal, and upon such Acquisition (i) Advantage Units shall be distributed by AcquireCo to the former holders of the Sound Units (who are not Cash Electing Sound Unitholders) on the basis of 0.3 of an Advantage Unit for each one (1) Sound Unit formerly held by such holders, and (ii) Advantage Units and cash shall be distributed to the Cash Electing Sound Unitholders on the basis of 0.2557 of an Advantage Unit and $0.66 cash for each one (1) Sound Unit formerly held by such Cash Electing Sound Unitholders;

Acquisition of Sound Exchangeable Shares by AcquireCo

(1)                                  AcquireCo shall acquire all of the issued and outstanding Sound Exchangeable Shares in exchange for Advantage Units and cash in accordance with the election, if any, made pursuant to Letters of Transmittal, and upon such acquisition (i) the Advantage Units shall be distributed by Advantage to the Sound Exchangeable Shareholders (who are not Cash Electing Exchangeable Shareholders) on the basis of 0.3 of an Advantage Unit for each one (1) Sound Unit that the Sound Exchangeable Shares formerly held by such holder are exchangeable into at the applicable Exchange Ratio; and (ii) Advantage Units and cash shall be distributed to the Cash Electing Sound Exchangeable Shareholders on the basis of 0.2557 of an Advantage Unit and $0.66 cash for each one (1) Sound Unit that such Sound Exchangeable Shares formerly held by such Cash Electing Sound Exchangeable Shareholder are exchangeable into at the applicable Exchange Ratio;

Sound Reorganization - SET NPI

(m)                               the SET NPI Conveyance shall become effective and Sound shall sell, convey, assign and deliver to SET#2 and SET#2 shall purchase and accept from Sound the SET NPI and in consideration thereof SET#2 shall issue to Sound that number of SET#2 Common Shares having a value equal to the fair market value of the SET NPI pursuant to the SET NPI Conveyance Agreement;

Sound Reorganization - Mamba

(n)                                 the Mamba Property Conveyance shall become effective and Mamba shall sell, convey, assign and deliver to AcquireCo and AcquireCo shall purchase and accept from Mamba

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the Mamba Properties and in consideration thereof AcquireCo shall issue to Mamba that number of AcquireCo Preferred Shares having a value equal to the fair market value of the Mamba Properties pursuant to the Mamba Property Conveyance Agreement;

(o)                                 the Mamba Interest Conveyance shall become effective and Sound 1 shall sell, convey, assign and deliver to AcquireCo and AcquireCo shall purchase and accept from Sound 1 the Mamba Transferred Interest and in consideration thereof AcquireCo shall issue the Mamba Interest Note pursuant to the Mamba Interest Conveyance Agreement;

(p)                                 Sound 1 shall sell, convey, assign and deliver to Sound and Sound shall purchase and accept from Sound 1 the Mamba Interest Note and in consideration thereof the principal amount of debt owing by Sound 1 to Sound shall be reduced by an amount equal to the fair market value of the Mamba Interest Note;

Redemption of Sound Units & Assumption of Sound Debentures

(q)                                 the Sound Redemption Conveyance shall become effective and Sound shall sell, convey, assign and deliver to AcquireCo and AcquireCo shall purchase and accept from Sound the assets of Sound (other than units and indebtedness of Sound 1 held by Sound), including the SET#2 Common Shares, the Sound ExchangeCo#2 Shares and the Mamba Interest Note, and in consideration thereof AcquireCo shall surrender to Sound for cancellation 99% of the Sound Units and AcquireCo shall assume all of the covenants and obligations of Sound under the Sound Debenture Indenture in respect of the Sound Debentures such that the Sound Debentures will be valid and binding obligations of AcquireCo entitling the holders thereof, as against AcquireCo to all the rights of Sound under the Sound Debenture Indenture pursuant to the Sound Redemption Conveyance Agreement;

(r)                                    Advantage shall assume all of the covenants and obligations of AcquireCo under the Sound Debenture Indenture in respect of the Sound Debentures such that the Sound Debentures will be valid and binding obligations of Advantage entitling the holders thereof; as against Advantage to all the rights of the Sound Debenture Indenture, and, in connection therewith, shall enter into a supplemental indenture with the Sound Debenture Trustee in accordance with the applicable requirements of AcquireCo under the Sound Debenture Indenture and otherwise comply with all requirements of the Sound Debenture Indenture relating thereto and in consideration therefor AcquireCo shall issue to Advantage the AcquireCo Debenture Note;

Exchange of AcquireCo Shares

(s)                                  all of the shares of AcquireCo held by Advantage shall be exchanged with AOG for that number of AOG Common Shares having a value equal to the fair market value of the shares of AcquireCo so exchanged;

Exchange of Sound ExchangeCo#2 Shares

(t)                                    all of shares of Sound ExchangeCo#2 held by AcquireCo shall be exchanged with SET#2 for that number of SET#2 Common Shares having a value equal to the fair market value of the shares of Sound ExchangeCo#2 so exchanged;

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Dissolution of Mamba

(u)                                 Mamba shall be dissolved in accordance with the following:

(i)                                     all of the property of Mamba shall be distributed to SET#2, AcquireCo and Sound 1 in accordance with their respective partnership interests immediately prior to the dissolution;

(ii)                                  SET#2, AcquireCo and Sound 1 shall be liable for all of the obligations of Mamba in accordance with their respective partnership interests immediately prior to the dissolution;

(v)                                 the Sound 1 Asset Conveyance shall become effective and the Sound 1 Assets shall be transferred by Sound 1 to SET#2 and SET#2 shall issue to Sound 1 the Sound I Asset Purchase Note and SET#2 shall assume the liabilities of Sound 1 assumed as a result of the dissolution of Mamba pursuant to paragraph 3.1(u)(ii) pursuant to the Sound 1 Asset Conveyance Agreement;

SET#2 Special Asset Conveyance

(w)                               the SET#2 Asset Conveyance shall become effective and the SET#2 Special Assets shall be transferred by SET#2 to AOG and AOG shall issue to SET#2 the SET#2 Asset Purchase Note and AOG Common Shares having a value equal to the fair market value of the SET#2 Special Assets pursuant to the SET#2 Asset Conveyance Agreement;

Amalgamation of AOG, AcquireCo, SET#2 and Sound ExchangeCo#2

(x)                                   AOG, SET#2, AcquireCo and Sound ExchangeCo#2 shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)                                     the stated capital of the common shares of SET#2, AcquireCo and Sound ExchangeCo#2 shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)                                  the articles of Amalgamation shall be the same as the articles of AOG and the name of AmalgamationCo shall be “Advantage Oil & Gas Ltd.”;

(iii)                               the shares of SET#2, AcquireCo and Sound ExchangeCo#2 shall be cancelled without any repayment of capital;

(iv)                              the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)                                 AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)                              any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

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(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)

the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)	the by-laws of AmalgamationCo shall be the by laws of AOG;

(xi)	the first directors of AmalgamationCo shall be the directors of AOG;

(xii)	the first officers of AmalgamationCo shall be the officers of AOG; and

(xiii)	the registered office of AmalgamationCo shall be the registered office of AOG.

3.2                               The Advantage Arrangement Parties and Sound Arrangement Parties, shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1                               Each registered holder of Sound Units and Sound Exchangeable Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Sound Units or Sound Exchangeable Shares, as applicable, and shall only be entitled to be paid the fair value of the holder’s Sound Units or Sound Exchangeable Shares, as applicable, by Sound or SET, as applicable. A Dissenting Securityholder who is paid the fair value of the holder’s Sound Units or Exchangeable Shares, shall be deemed to have transferred the holder’s Sound Units to Sound and Sound Exchangeable Shares to SET for cancellation at the Effective Time, notwithstanding the provisions of the Interim Order or Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Sound Units or Sound Exchangeable Shares, as applicable, shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Sound Units or Sound Exchangeable Shares, as applicable, notwithstanding the provisions of the Interim Order or Section 191 of the ABCA. The fair value of the Sound Units and Sound Exchangeable Shares, as applicable, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Sound Units and the holders of the Sound Exchangeable Shares (through the Sound Special Voting Units) at the Sound Meeting; but in no event shall Sound or SET, as applicable, be required to recognize such Dissenting Securityholder as a Securityholder of Advantage, Sound, SET or Sound ExchangeCo or its successors after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissént with respect to the Arrangement.

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ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                               From and after the Effective Time, certificates formerly representing Sound Units or Sound Exchangeable Shares that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Sound Units or Sound Exchangeable Shares by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Sound Units or Sound Exchangeable Shares, as applicable, represented by such certificates.

5.2                               Advantage and Sound shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Sound Units or Sound Exchangeable Shares, as applicable, of a duly executed and completed Letter of Transmittal and the certificates representing such Sound Units or Sound Exchangeable Shares, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)                                 if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Advantage Units and if applicable the amount of any cash consideration to be delivered to such holder under the Arrangement.

5.3                               If any certificate which immediately prior to the Effective Time represented an interest in outstanding Sound Units or Sound Exchangeable Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Advantage, Sound and SET and their respective transfer agents, which bond is in form and substance satisfactory to each of the Advantage, Sound and SET and their respective transfer agents, or shall otherwise indemnify Advantage, Sound and SET and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                               All distributions made with respect to any Advantage Units allotted and issued to former holders of Sound Units or Sound Exchangeable Shares pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5                               Any certificate formerly representing Sound Units or Sound Exchangeable Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such units or shares to receive Advantage Units and, as applicable, cash. In such

15

case, such Advantage Units shall be returned to Advantage for cancellation and any distributions in respect of Advantage Units shall be returned to Advantage.

5.6                               No certificates representing fractional Advantage Units shall be issued under the Arrangement. In lieu of any fractional Advantage Unit, each registered holder of Sound Units or Sound Exchangeable Shares otherwise entitled to a fractional interest in Advantage Units, shall receive the nearest whole number of Advantage Units, as applicable (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1                               Advantage, Sound, AOG and SET may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Sound Units and Sound Exchangeable Shares if and as required by the Court.

6.2                               Any amendment to this Plan of Arrangement may be proposed by Advantage, Sound, AOG or SET at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Sound Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3                               Any amendment to this Plan of Arrangement that is approved by the Court following the Sound Meeting shall be effective only if it is consented to by each of Advantage, Sound, AOG and SET.

6.4                               Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Advantage, Sound, AOG and SET, provided that it concerns a matter which, in the reasonable opinion of Advantage, Sound, AOG and SET, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Advantage, Sound, AOG and SET, or any former holder of Sound Units or Sound Exchangeable Shares.

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ACTION NO. 0701-07845	2007

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SOUND ENERGY TRUST, SET RESOURCES INC., ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD., SOUND UNITHOLDERS AND SOUND EXCHANGEABLE SHAREHOLDERS

FINAL ORDER

BURNET, DUCKWORTH & PALMER LLP
Barristers and Solicitors
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724
File No.: 63959-6

CLERK OF THE COURT

SEP - 5 2007

CALGARY, ALBERTA

GENERAL BY-LAW
BY-LAW NUMBER 1

A by-law relating generally to the conduct of the business and affairs of

925212 ALBERTA LTD.

(hereinafter called the “Corporation”).

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01                                                                                                                           In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a.                                       “Act” means the Business Corporations Act of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

b.                                      “appoint” includes “elect” and vice versa;

c.                                       “articles” means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d.                                      “board” means the board of directors of the Corporation;

e.                                       “business day” means a day which is not a non-business day;

f.                                         “by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g.                                      “meeting of shareholders” includes an annual and a special meeting of shareholders;

h.                                      “non-business day” means Saturday, Sunday and any other day that is a holiday as from time to time defined in The Interpretation Act of Alberta;

i.                                          “Regulations” means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j.                                          “signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k.                                       “special meeting of shareholders” means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word “person” shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01                                                                                                                           Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02                                                                                                                           Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01                                                                                                                           Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any of the president, chairman of the board, managing director, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02                                                                                                                           Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01                                                                                                                           Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02                                                                                                                           Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of. shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to case a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may case all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03                                                                                                                           Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04                                                                                                                           Consent

A person who is elected or appointed a director is not a director unless:

a.                                                               he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b.                                                              if he was not present at the meeting when he was elected or appointed:

i.                                                                  he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

ii.                                                               he has acted as a director pursuant to the election or appointment.

4.05                                                                                                                           Vacation of Office

A director of the Corporation ceases to hold office when:

a.                                                               he dies or resigns;

b.                                                              he is removed in accordance with section 104 of the Act; or

c.                                                               he becomes disqualified under subsection 100(1) of the Act.

4.06                                                                                                                           Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least half of the members must be resident Canadians, and subject to section 110 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07                                                                                                                           Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting by telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08                                                                                                                           Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09                                                                                                                           Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10                                                                                                                           Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11                                                                                                                           Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01                                                                                                                           Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02                                                                                                                           Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours’ notice, given verbally or in writing, and whether by means of telephone or telegraph, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a.                                                               submit to the shareholders any question or matter requiring approval of the shareholders;

b.                                                              fill a vacancy among the directors or in the office of auditor;

c.                                                               issue securities, except in the manner and on the terms authorized by the board;

d.                                                              declare dividends;.

e.                                                               purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

f.                                                                 pay a commission for the sale of shares;

g.                                                              approve a management proxy circular;

h.                                                              approve any financial statements to be placed before the shareholders at an annual meeting; or

i.                                                                  adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03                                                                                                                           Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04                                                                                                                           Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05                                                                                                                           Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06                                                                                                                           Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of -the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07                                                                                                                           Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08                                                                                                                           Half Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least half of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than half of the directors present are resident Canadians if:

a.                                                               a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

b.                                                              the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

5.09                                                                                                                           Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10                                                                                                                           Meeting by Telephone

A director may participate in a meeting of the board or a committee of the board by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11                                                                                                                           Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12                                                                                                                      Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03 as they relate to Canadian representation is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01                                                                                                                           Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director’s interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

6.02                                                                                                                           Limitation of Liability

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer for the time being of the Corporation shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03                                                                                                                           Indemnity

Subject to section 119 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a.                                                               he acted honestly and in good faith with a view to the best interests of the Corporation; and

b.                                                              in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04                                                                                                                           Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a.                                                               in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b.                                                              in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation’s request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01                                                                                                                           Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint .a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02                                                                                                                           Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03                                                                                                                           Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04                                                                                                                           President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05                                                                                                                           Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06                                                                                                                           Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07                                                                                                                           Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08                                                                                                                           General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09                                                                                                                           Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10                                                                                                                      Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11                                                                                                                           Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board by resolution may appoint a person to fill such vacancy.

7.12                                                                                                                           Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer’s right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13                                                                                                                           Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14                                                                                                                           Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 6.01.

7.15                                                                                                                           Fidelity Bonds

The board may require such officers, employees and agent of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS’ MEETINGS

8.01                                                                                                                           Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02                                                                                                                           Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03                                                                                                                           Place of Meetings

Meetings of shareholders shall be held as provided for in the articles or failing any reference in the articles at such place in Alberta as the board may determine.

8.04                                                                                                                           Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05                                                                                                                           Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 101 or 108 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06                                                                                                                           Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities’ register as the holder of one or more shares carrying the right to vote at such meeting.

8.07                                                                                                                           List of Shareholders Entitled to Notice

In the event the Corporation has greater than fifteen (15) shareholders entitled to vote at a meeting, for every meeting of shareholders the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities’ register is maintained and at the place where the meeting is held.

8.08                                                                                                                           Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a.                                       if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b.                                      if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09                                                                                                                           Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10                                                                                                                           Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11                                                                                                                           Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12                                                                                                                           Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13                                                                                                                           Participation in Meeting by Telephone

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by such means is deemed to be present at the meeting.

8.14                                                                                                                           Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15                                                                                                                           Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16                                                                                                                           Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17                                                                                                                           Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, either upon a show of hands or upon a ballot, the chairman shall have a second or casting vote.

8.18                                                                                                                           Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19                                                                                                                           Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by show of hands. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the.absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20                                                                                                                           Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 143(1) of the Act does not apply.

8.21                                                                                                                           Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22                                                                                                                           Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01                                                                                                                           Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02                                                                                                                           Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholders’s right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03                                                                                                                           Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04                                                                                                                           Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01                                                                                                                     Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a.                                  the share is endorsed by an appropriate person, as defined in section 61 of the Act;

b.                                 reasonable assurance is given that the endorsement is genuine and effective;

c.                                  the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d.                                 any applicable law relating to the collection of taxes has been complied with;

e.                                  the transfer is rightful or is to a bona fide purchaser; and

f.                                    the transfer fee, if any, has been paid.

10.02                                                                                                                     Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities’ register or registers, and an agent or agents to maintain a branch securities’ register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities’ register or in a branch securities’ register is complete and valid registration for all purposes.

10.03                                                                                                                     Securities’ Registers

A central securities’ register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a.                                       the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b.                                      the number of shares or other securities held by each holder; and

c.                                       the date and particulars of the issuance and transfer of each share or other security.

A branch securities’ register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities’ register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities’ register shall also be kept in the corresponding central securities’ register.

10.04                                                                                                                     Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities’ register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01                                                                                                                     Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02                                                                                                                     Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation’s securities’ register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03                                                                                                                     Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04                                                                                                                     Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05                                                                                                                     Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation’s shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01                                                                                                                     Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation’s business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02                                                                                                                     Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03                                                                                                                     Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01                                                                                                                     Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to:

a.                                       the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b.                                      the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 101 or 108.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02                                                                                                                     Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03                                                                                                                     Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities’ register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04                                                                                                                     Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on three (3) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders’ meeting mailed to a shareholder in accordance with section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05                                                                                                                     Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06                                                                                                                     Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07                                                                                                                     Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it.

DIVISION FOURTEEN
MISCELLANEOUS

14.01                                                                                                                     Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate, or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 45 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholders to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02                                                                                                                     Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise:

a.                                       to any person in the ordinary course of business if the lending of money is part of the ordinary business of the Corporation;

b.                                      to any person on account of expenditures incurred or to be incurred on behalf of the Corporation;

c.                                       to a holding body corporate if the Corporation is a wholly-owned subsidiary of the holding body corporate;

d.                                      to a subsidiary body corporate of the Corporation; or

e.                                       to employees of the Corporation or any of its affiliates:

i.                                          to enable or assist them to purchase or erect living accommodation for their own occupation; or

ii.                                       in accordance with the plan for the purchase of shares of the Corporation or any of its affiliates to be held by a trustee;

and, subject to the Act:

f.                                         to a shareholder or director of the Corporation or of an affiliated corporation;

g.                                      to an associate of a shareholder or of a director of the Corporation or of an affiliated corporation; or

h.                                      to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or an affiliated corporation.

14.03                                                                                                                     Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the board the 17th day of April, 2001.

/s/ Jay P. Reid
Jay P. Reid

CONFIRMED by the Shareholders in accordance with the Act, the 17th day of April, 2001.

Advantage Energy Income Fund
by: Search Energy Corp.

Per:	/s/ [ILLEGIBLE]

TABLE OF CONTENTS

		Page #

DIVISION ONE
INTERPRETATION		1

DIVISION TWO
BANKING AND SECURITIES		2
2.01	Banking Arrangements	2
2.02	Voting Rights in Other Bodies Corporate	2

DIVISION THREE
EXECUTION OF INSTRUMENTS		2
3.01	Authorized Signing Officers	2
3.02	Cheques, Drafts and Notes	2

DIVISION FOUR
DIRECTORS		2
4.01	Number	2
4.02	Election and Term	3
4.03	Removal of Directors	3
4.04	Consent	3
4.05	Vacation of Office	3
4.06	Committee of Directors	4
4.07	Transaction of Business of Committee	4
4.08	Procedure	4
4.09	Remuneration and Expenses	4
4.10	Vacancies	4
4.11	Action by the Board	4

DIVISION FIVE
MEETING OF DIRECTORS		4
5.01	Place of Meeting	4
5.02	Notice of Meeting	5
5.03	Adjourned Meeting	5
5.04	Calling of the Meetings	5
5.05	Regular Meetings	5
5.06	Chairman	6
5.07	Quorum	6
5.08	Half Canadian Representation at Meetings	6
5.09	Voting	6
5.10	Meeting by Telephone	6
5.11	Resolution in Lieu of Meeting	6
5.12	Amendments to the Act	6

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS		7

6.01	Conflict of Interest	7
6.02	Limitation of Liability	7
6.03	Indemnity	7
6.04	Insurance	8

DIVISION SEVEN
OFFICERS		8
7.01	Election or Appointment	8
7.02	Chairman of the Board	8
7.03	Managing Director	8
7.04	President	8
7.05	Vice-President	9
7.06	Secretary	9
7.07	Treasurer	9
7.08	General Manager or Manager	9
7.09	Powers and Duties of Other Officers	9
7.10	Variation of Powers and Duties	9
7.11	Vacancies	10
7.12	Remuneration and Removal	10
7.13	Agents and Attorneys	10
7.14	Conflict of Interest	10
7.15	Fidelity Bonds	10

DIVISION EIGHT
SHAREHOLDERS’ MEETINGS		10
8.01	Annual Meetings	10
8.02	Special Meetings	10
8.03	Place of Meetings	10
8.04	Record Date for Notice	11
8.05	Notice of Meeting	11
8.06	Right to Vote	11
8.07	List of Shareholders Entitled to Notice	11
8.08	Meetings Without Notice	12
8.09	Waiver of Notice	12
8.10	Chairman, Secretary and Scrutineers	12
8.11	Persons Entitled to be Present	12
8.12	Quorum	12
8.13	Participation in Meeting by Telephone	13
8.14	Proxyholders and Representatives	13
8.15	Time for Deposit of Proxies	13
8.16	Joint Shareholders	13
8.17	Votes to Govern	13
8.18	Show of Hands	13
8.19	Ballots	14
8.20	Adjournment	14
8.21	Resolution in Lieu of a Meeting	14
8.22	Only One Shareholder	14

DIVISION NINE
SHARES		14
9.01	Non-Recognition of Trusts	14
9.02	Certificates	14
9.03	Replacement of Share Certificates	15
9.04	Joint Holders	15

DIVISION TEN
TRANSFER OF SECURITIES		15
10.01	Registration of Transfer	15
10.02	Transfer Agents and Registrar	15
10.03	Securities’ Registers	16
10.04	Deceased Shareholders	16

DIVISION ELEVEN
DIVIDENDS AND RIGHTS		16
11.01	Dividends	16
11.02	Dividend Cheques	16
11.03	Non-Receipt of Cheques	16
11.04	Unclaimed Dividends	17
11.05	Record Date for Dividends and Rights	17

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS		17
12.01	Confidential Information	17
12.02	Conditions of Access to Information	17
12.03	Registered Office and Separate Records Office	17

DIVISION THIRTEEN
NOTICES		17
13.01	Method of Giving Notices	17
13.02	Notice to Joint Shareholders	18
13.03	Persons Entitled by Death or Operation of Law	18
13.04	Non-Receipt of Notices	18
13.05	Omissions and Errors	18
13.06	Signature on Notices	18
13.07	Waiver of Notice	18

DIVISION FOURTEEN
MISCELLANEOUS		19
14.01	Directors to Require Surrender of Share Certificates	19
14.02	Financial Assistance to Shareholders, Employees and Others	19
14.03	Severability	20